FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Incorporation by Reference

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-229191) of the registrant, filed with the SEC on January 11, 2019.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Nomura Holdings, Inc. Interim Operating and Financial Review

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 13, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Exhibit 1

NOMURA HOLDINGS, INC.

INTERIM OPERATING AND FINANCIAL REVIEW

Presentation of Financial and Other Information	1

Recent Developments	2

Risk Factors	9

Operating and Financial Review and Prospects	11

Interim Consolidated Financial Statements (UNAUDITED)

Consolidated Balance Sheets as of March 31, 2019 and September 30, 2019	F-2

Consolidated Statements of Income for the Six Months Ended September 30, 2018 and 2019 and Three Months Ended September 30, 2018 and 2019	F-5

Consolidated Statements of Comprehensive Income for the Six Months Ended September 30, 2018 and 2019 and Three Months Ended September 30, 2018 and 2019	F-7

Consolidated Statements of Changes in Equity for the Six Months Ended September 30, 2018 and 2019 and Three Months Ended September 30, 2018 and 2019	F-8

Consolidated Statements of Cash Flows for the Six Months Ended September 30, 2018 and 2019	F-10

Notes to the Interim Consolidated Financial Statements	F-12

Review Report of Independent Registered Public Accounting Firm	F-96

Presentation of Financial and Other Information

As used in this Form 6-K, references to the “Company”, “Nomura”, “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this Form 6-K, references to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” and “¥” are to the lawful currency of Japan and references to “U.S. dollars” and “$” are to the lawful currency of the United States of America (“U.S.”).

All ownership data with respect to us presented in this Form 6-K is presented based on the voting interest directly or indirectly held by us. Our voting interest is presented in accordance with Japanese reporting requirements, pursuant to which the amount presented with respect to each subsidiary is the percentage of voting rights of such subsidiary held directly by us or our subsidiaries.

For example, wholly-owned subsidiaries of our subsidiaries are listed as 100%, regardless of the level of our direct interest in the intermediate subsidiaries.

Amounts shown within this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to us presented in this Form 6-K is presented on a consolidated basis. Our fiscal year ends on March 31 of each year. We prepare interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our interim consolidated financial statements, including the notes thereto, for the six months ended September 30, 2018 and 2019 are included elsewhere in this Form 6-K. The interim consolidated financial statements included in this Form 6-K have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors.

Recent Developments

Recent Developments in the Capital Adequacy Regulations. In December 2010, the Basel Committee on Banking Supervision (“Basel Committee”) issued the overall reform package on risk-based and leverage capital and liquidity from Basel II (“Basel III”) in order to promote a more resilient banking sector. The Basel Committee has been reviewing the Basel III package and has published various proposals. The Basel Committee has also finalized some of these proposals, and, in December 2017, the Basel Committee finalized additional reforms to Basel III. These reforms introduce an aggregate output floor comparing capital requirements under the Basel III standardized and internally modeled approaches, and they also revise the standards for credit risk, operational risk, the credit valuation adjustment framework and the leverage ratio. After the implementation of the Capital Adequacy Notice on Final Designated Parent Company, which was revised to be in line with Basel III, the Financial Services Agency of Japan (“FSA”) has been considering further revisions, taking into consideration the series of proposals published by the Basel Committee. In addition to Basel III, implementation of new regulations or strengthening of existing regulations have been determined or are under consideration by internal organizations such as the Group of Twenty (“G-20”), Financial Stability Board (“FSB”), International Organization of Securities Commissions (“IOSCO”) and Basel Committee, or governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. The FSB and the Basel Committee at the G-20 summit in November 2011 identified global systemically important banks (“G-SIBs”) on which additional capital requirements will be imposed and they update the list of G-SIBs in November of each year. We have not been designated as a G-SIB in the past, and we were not designated as a G-SIB in November 2017. The Basel Committee published an updated assessment methodology and the higher loss absorbency requirement on G-SIBs, as well as disclosure requirements on G-SIBs evaluation indices, and such disclosure requirements were made effect by the FSA in March 2014. Also, the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for domestic systemically important banks (“D-SIBs”), extending the framework for G-SIBs to D-SIBs. We have been designated as a D-SIB since December 2015 by the FSA.

Regulatory Developments in the U.S. and the U.K. Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to those promulgated and enforced by the U.S. Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), the U.S. Treasury, the Financial Stability Oversight Council (“FSOC”), the New York Stock Exchange, the Financial Industry Regulatory Authority (“FINRA”) (a private organization with quasi-governmental authority and a regulator for all securities companies doing business in the U.S.), the National Futures Association (“NFA”) (a self-regulatory organization for the U.S. derivatives industry) in the U.S.; and by the Prudential Regulation Authority (“U.K. PRA”) and the Financial Conduct Authority (“U.K. FCA”) in the U.K. We are also subject to international money laundering and related regulations in various countries. For example, the USA PATRIOT Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations and creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.

In response to the financial markets crisis, governments and regulatory authorities in various jurisdictions have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. In July 2010, the U.S. enacted the Dodd-Frank Act and a multi-agency rulemaking process. The rulemakings include the following: (i) create a tighter regulatory framework for over-the-counter (“OTC”) derivatives to promote transparency and impose conduct rules in that marketplace; (ii) establish a process for designating nonbank financial firms as Systemically Important Financial Institutions (“SIFIs”), subject to increased (and sometimes new) prudential oversight including early remediation, capital standards, resolution authority and new regulatory fees; (iii) prohibit material conflicts of interest between firms that package and sell asset-backed securities (“ABS”) and firms that invest in ABS; (iv) establish risk retention requirements for ABS; (v) establish rules related to the orderly liquidation of certain broker dealers; (vi) create annual stress tests; and (vii) set forth a number of executive compensation mandates, including rules to curtail incentive compensation that promotes excessive risk taking and listing standards for recovery of erroneously awarded compensation. The new regulatory framework for OTC derivatives includes mandates for clearing transactions with designated clearing organizations, exchange trading, new capital requirements, bilateral and variation margin for non-cleared derivatives, reporting and recordkeeping, and internal and external business conduct rules. Some U.S. derivatives and executive compensation rules may be applied extraterritorially and therefore impact some non-U.S. Nomura entities.

Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing nonbank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) establish new regulations regarding the role of credit rating agencies, investment advisors and others. The Economic Growth, Regulatory Relief, and Consumer Protection Act, which was enacted in May 2018, preserves the fundamental elements of the post-Dodd-Frank regulatory framework and, as to bank regulatory requirements, primarily focuses on revising certain aspects of the U.S. financial regulatory regime for small and medium-sized banking organizations. In connection with the implementation of the Dodd-Frank Act, the U.S. Federal financial regulatory agencies have released proposals to tailor the application of prudential requirements, including capital and liquidity requirements, for large U.S. banking organizations and foreign banking organizations with significant U.S. activities.

The CFTC has largely finalized its rulemakings that implement the OTC derivatives market reform aspects of the Dodd-Frank Act. Among other items, the CFTC Dodd-Frank rules now impose reporting, clearing, margin and trade execution requirements that will apply, to varying degrees, to commodity derivative transactions entered into by all U.S. and many non-U.S. Nomura entities. These rules also require swap dealers that exceed a de minimis threshold of swap dealing activity to be registered with the CFTC and subject those registered swap dealers to internal and external conduct requirements. The U.S. derivatives rules are now being applied extraterritorially and are impacting some non-U.S. Nomura entities. The full extent of the extraterritorial application of the CFTC’s Dodd-Frank rules continues to evolve as the CFTC updates its own guidance, and these changes may result in more or fewer aspects of the rules impacting Nomura’s entities. Separately, on March 5, 2019, the NFA issued rules that require certain Associated Persons (“APs”) of NFA member firms (e.g. swap dealers and Futures Commission Merchants) to satisfy certain swaps proficiency requirements to ensure that APs engaged in swaps activities meet a minimum proficiency standard that tests both their market knowledge and their knowledge of regulatory requirements relating to swaps activities. Swap dealer APs outside the U.S. that only transact swaps with non-U.S. persons or non-U.S. branches of U.S. swap dealers are exempt from the requirements. The compliance date for in-scope APs to complete the proficiency requirements is January 31, 2021.

In addition, Title VII of the Dodd-Frank Act gives the SEC regulatory authority over “security-based swaps” which are defined under the act as swaps based on a single security or loan or a narrow-based group or index of securities. Security-based swaps are included within the definition of “security” under the U.S. Securities and Exchange Act of 1934 and the U.S. Securities Act of 1933. The SEC continues to issue final rules and interpretive guidance addressing cross-border security-based swap activities. On June 25, 2014, the SEC initially finalized a portion of its cross-border rules, namely key foundational definitions and registration calculations that will become operative once the SEC sets a timeframe for the security-based swap dealer registration process to begin. Since then, the SEC has issued a series of final rules that will apply certain Dodd-Frank Act requirements to security-based swaps between two non-U.S. person counterparties when the security-based swaps are arranged, negotiated or executed using personnel or personnel of agents located in the U.S. On February 10, 2016, the SEC issued final rules that require a non-U.S. person that uses personnel or personnel of agents located in the U.S. in connection with security-based swap dealing activity to include such security-based swaps in its security-based swap dealer registration de minimis calculation. On April 14, 2016, the SEC issued final rules that require a non-U.S. security-based swap dealer to comply with external business conduct standards rules when facing a non-U.S. person counterparty if the non-U.S. security-based swap dealer uses personnel or personnel of agents located in the U.S. to arrange, negotiate or execute the security-based swap. On July 14, 2016 the SEC issued final rules that subject a security-based swap between a non-U.S. security-based swap dealer and a non-U.S. person counterparty to public dissemination pursuant to SEC rules if the non-U.S. swap dealer uses personnel or personnel of agents located in the U.S. to arrange, negotiate or execute the security-based swap. On May 10, 2019, the SEC issued proposed guidance and rule amendments addressing the cross-border application of certain security-based swap requirements. Specifically, the proposal provides guidance on the circumstances under which providing “market color” will not constitute “arranging” or “negotiating” a security-based swap for purposes of the of the SEC rules, guidance relating to the opinion of counsel requirement applicable to non-U.S. firms seeking to register as a security-based swap dealer, and relief from certain security-based swap dealer AP requirements. In addition, the SEC proposed two alternative proposals for a conditional exception from the de minimis dealer registration calculation for security-based swap transactions entered into between non-U.S. persons that are arranged or negotiated by personnel located in the U.S. While the SEC did not propose to change the application of its external business conduct, public dissemination or regulatory reporting rules to swaps between non-U.S. persons that are arranged, negotiated, or executed by personnel or personnel of agents located in the U.S., the SEC asked questions and invited the public to comment on whether it should propose changes to those requirements. Once final and effective, these cross-border rules may impact some non-U.S. Nomura entities. On June 21, 2019, the SEC issued its final rules governing capital, margin and segregation requirements for security-based swap dealers, revised the capital and segregation requirements for broker-dealers that are not security-based swap dealers to the extent they engage in security-based swaps activities, and increased the minimum capital requirements for broker-dealers authorized to use internal models to compute net capital. Finally, on September 19, 2019, the SEC issued final rules governing recordkeeping and reporting for security-based swap dealers and amendments to existing recordkeeping and reporting requirements for broker-dealers. The compliance date for the SEC’s rules governing capital, margin and segregation and recordkeeping and reporting will be 18 months after the effective date of the final SEC rules addressing the cross-border application of security-based swap requirements, which is the last of the security-based swap rules the SEC needs to adopt to complete its Dodd-Frank Act swap rulemaking obligations. The exact details of the Dodd-Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards.

In addition to the rulemakings required by the Dodd-Frank Act, the SEC is considering other rulemakings that will impact Nomura’s U.S. entities. While these rules have not been formally proposed, they have been publicly reported in the U.S. Office of Management and Budget’s (“OMB”) “Current Regulatory Plan and Unified Agenda of Regulatory and Deregulatory Actions.” The SEC’s Division of Trading and Markets has announced that it is considering recommending that the SEC propose an amendment to its net capital rule that would prohibit a broker-dealer that carries customer accounts from having a ratio of total assets to regulatory capital in excess of a certain level. The SEC and the CFTC are also considering a number of changes to market structure rules. The SEC adopted Rule 613 to create a consolidated audit trail (“CAT”) intended to allow regulators to track all activity throughout the U.S. markets in National Markets Systems (“NMS”) securities. Self-regulatory organizations must jointly submit a NMS plan to create and implement the CAT, which will replace existing reporting systems OATS, TRACE and EBS. On June 15, 2016 the SEC approved amendments to FINRA Rule 4210, which require FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 15, 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 25, 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. On October 25, 2019, FINRA filed a rule change with the SEC again extending the effective date of the Rule 4210 margin requirements to March 25, 2021, but has not yet issued proposed revisions to Rule 4210. On November 7, 2016, the CFTC approved a supplemental notice of proposed rulemaking modifying certain rules proposed in the CFTC’s December 17, 2015 notice of proposed rulemaking regarding Regulation AT. Proposed Regulation AT would have, among other things, required firms engaged in electronic algorithmic trading to (i) register with the CFTC and (ii) submit their trading source code to the CFTC. While the proposed Regulation AT has not been finalized, the CFTC continues to consider comments that were received in connection with the proposed rulemaking.

On February 3, 2017, U.S. President Donald J. Trump signed Executive Order 13772 outlining core principles to regulate the U.S. financial system. The order directed the Secretary of the Treasury to consult with heads of member agencies of the FSOC and report within 120 days of the date of the order (and periodically thereafter) on the extent to which existing laws, treaties, regulations, guidance, reporting and recordkeeping requirements and other government policies promote the core principles. U.S. regulatory agencies may change financial regulations through administrative procedures and rulemakings, supervisory guidance or no-action relief as the result of recommendations by the Treasury Secretary in accordance with the core principles of the executive order. These may have a material impact on Nomura’s business.

The core principles are as follows: (i)empower Americans to make independent financial decisions and informed choices in the marketplace, save for retirement, and build individual wealth; (ii)prevent taxpayer-funded bailouts; (iii)foster economic growth and vibrant financial markets through more rigorous regulatory impact analysis that addresses systemic risk and market failures, such as moral hazard and information asymmetry; (iv)enable American companies to be competitive with foreign firms in domestic and foreign markets; (v)advance American interests in international financial regulatory negotiations and meetings; (vi)make regulation efficient, effective, and appropriately tailored; and (vii)restore public accountability within Federal financial regulatory agencies and rationalize the Federal financial regulatory framework. The Treasury Department divided its review of the financial system into a series of reports. The reports, all of which have been issued, cover the following subjects: (1)the depository system, covering banks, savings associations, and credit unions of all sizes, types and regulatory charters: (2)capital markets: covering debt, equity, commodities and derivatives markets, central clearing and other operational functions; (3)the asset management and insurance industries, and retail and institutional investment products and vehicles; and (4)non-bank financial institutions, financial technology and financial innovation. In addition, President Trump issued two Presidential Memoranda to the Secretary of the Treasury. One calls for a review of the Orderly Liquidation Authority (“OLA”) established under Title II of the Dodd-Frank Act, which the Treasury Department released in February 2018, recommending reforms to the OLA and amendments to the U.S. Bankruptcy Code to make a bankruptcy proceeding a more effective solution method for large financial institutions. The other calls for Treasury to review the process by which the FSOC determines that a nonbank financial company could pose a threat to the financial stability of the U.S., subjecting such an entity to supervision by the Federal Reserve and enhanced prudential standards and capital requirements. In March 2019, the FSOC proposed to revise its interpretive guidance relating to such designations.

On October 26, 2017, the Division of Investment Management and the Division of Trading and Markets of the SEC issued three related no-action letters to address certain issues raised by cross-border implementation of the European Union’s (“EU”) Markets in Financial Instruments Directive (“MiFID II”), which took effect on January 3, 2018. MiFID II will require the unbundling of execution and research payments made by investment managers to broker-dealers. Under the relief, a broker-dealer may, without becoming subject to the Advisers Act, provide research services to an investment manager that is required, either directly or by contractual obligation, to pay for such research services with MiFID II-compliant research payments. . This no-action letter, which was set to expire on July 3, 2020, has been extended until July 3, 2023.

The Foreign Account Tax Compliance Act (“FATCA”), which was enacted in 2010, requires foreign financial institutions (“FFIs”) to report to the U.S. Internal Revenue Service information about financial accounts held by U.S. taxpayers, or by foreign entities in which U.S. taxpayers hold a substantial ownership interest. As a result, Nomura is subject to certain reporting requirements consistent with a mutual agreement between Japanese governmental authorities and the U.S. Treasury Department.

On December 22, 2017, President Donald Trump signed the Tax Cuts and Jobs Act into law. Among other things, the legislation includes the Base Erosion and Anti-Abuse Tax (“BEAT”), effectively a minimum tax on large corporations applied by adding back to taxable income certain deductible payments made to related foreign persons. These tax law changes are complex and raise significant interpretive issues and therefore we anticipate future guidance on these rules to address the areas of uncertainty which could also have an adverse impact on the tax liabilities of our U.S. entities.

As part of global efforts to establish a framework to improve authorities’ capacity to resolve failing SIFIs, the U.K. implemented the EU Bank Recovery and Resolution Directive (“BRRD”), which was published on June 12, 2014. The BRRD also aims to implement FSB recommendations on recovery and resolution regimes for financial institutions. The BRRD applies to banks and investment firms operating in EU member states, including EU branches and subsidiaries of third country firms. It includes requirements for the preparation of recovery and resolution plans (“RRPs”) by institutions and regulators. It also creates various powers for EU regulators to intervene to resolve institutions at risk of failure, including the ability to sell or transfer all or part of an institution and the introduction of a debt write down or bail-in tool.

As part of the bail-in rules, firms will be required to maintain capital resources sufficient to meet the stipulated minimum requirement for eligible liabilities (“MREL”). The MREL overlaps with the global capital standards on total loss absorbing capacity (“TLAC”) for G-SIBs issued by the FSB on November 9, 2015. As Nomura Group has adopted a single point of entry resolution strategy, European subsidiaries are subject to internal MREL. The internal MREL became applicable in the U.K. for all U.K. incorporated institutions from January 1, 2019 for firms whose failure would have a significant impact on the U.K. financial system and for certain overseas firms where the Bank of England (“BOE”) would support a home resolution authority in carrying out a cross-border resolution, although this had negligible impact for Nomura as this was prescribed to be equal to existing regulatory capital requirements. However, from January 1, 2020, Nomura is expected to require internal MREL resources above the regulatory capital requirements for the material subsidiaries in the U.K., identified as Nomura Europe Holdings plc (“NEHS”) on a sub-consolidated basis and NIP.

In July 2019, the BOE and U.K. PRA published a policy statement on the Resolvability Assessment Framework (“RAF”). The proposals for the RAF bring together existing policies such as MREL and Operational Continuity in Resolution (“OCIR”) as well as other new resolution policies in order to follow the resolution principles set out by the FSB. Under the policy, it is expected firms perform an assessment of their preparations for resolution and the BOE provide a public statement concerning resolvability of each firm. The BOE and U.K. PRA may consider, in consultation with Financial Services Agency (“FSA”), apply some or all of the requirements set out in the policy statement to NEHS.

EU banks and investment firms including those located in the U.K. have been subject to the current prudential regulatory capital regime since the introduction of the Capital Requirements Regulation and Capital Requirements Directive (collectively, “CRD IV”) in January 2014. The aim of CRD IV was to strengthen the resilience of the EU banking sector so it would be better placed to absorb economic shocks while also ensuring that banks continued to finance economic activity and growth. CRD IV sets out regulations for minimum capital requirements for banks and investment firms and also introduced new capital and liquidity buffers.

In November 2016 the European Commission proposed amendments to this regulation in a “CRRII” package of reforms. Together with the updates to the Bank Recovery and Resolution Directive (“BRRD II”) and Single Resolution Mechanism Regulation (“SRMR”) this package is an important step towards the completion of the European post-crisis regulatory reforms and implements some of the outstanding global reforms agreed by the Basel Committee and the FSB. The EU views the amendments as essential to making its financial system more stable and resilient, and the financial institutions more resolvable. These updates entered into force in June 2019 with the majority of changes being introduced two years later in June 2021.

Among other things these proposed changes include the introduction of binding minimum leverage and net stable funding ratios, changes to the calculations for counterparty credit risk of derivatives, a tightening of large exposure limits, introduction of new reporting requirements for market risk and the introduction of a new EU intermediate parent undertaking requirement. These reforms are generally expected to lead to an increase in local capital and liquidity requirements and increased costs of compliance.

Subsequent to the finalization of work on the CRRII package the EU will introduce a “CRRIII” package of reforms to implement all outstanding elements of the Basel III framework including changes to the calculations for Operational Risk, CVA, Credit Risk and the introduction of an output floor to modelled calculations.

The revised MiFID II, which is split into the Markets in Financial Instruments Directive (“MiFID”) and the Markets in Financial Instruments Regulation (“MiFIR”) was published in the EU Official Journal on June 12, 2014 and entered into force on July 2, 2014. The majority of the new rules under MiFID II and MiFIR took effect from January 3, 2018, with Member States required to implement MiFID II through national legislation by July 3, 2017. The legislation sought to introduce wide-reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by mandating the clearing of standardized OTC transactions through central clearing counterparties and their trading through regulated trading venues. The new framework introduced a market structure which was intended to close certain loopholes and ensure that trading, wherever appropriate, takes place on regulated platforms. It has introduced rules on high frequency trading with a view to improving the transparency and oversight of financial markets. The revised MiFID also aimed to strengthen the protection of investors by introducing more robust organizational and conduct requirements and by strengthening the role of management bodies. The new framework also increased the role and supervisory powers of regulators and established powers to prohibit or restrict the marketing and distribution of certain products in well-defined circumstances. A harmonized regime for granting firms from third countries access to EU professional markets, based on an equivalence assessment of third-country jurisdictions by the Commission, was also introduced.

Following a range of consultations and technical advice published by the European Securities and Markets Authority (“ESMA”), in April 2016 the European Commission adopted a MiFID Delegated Directive (“Directive”). The Directive contains provisions on investor protection, notably on safeguarding of clients. The Commission also adopted a delegated regulation supplementing MiFID II. This regulation was aimed at specifying, in particular, the rules relating to exemptions, the organizational requirements for investment firms, and conduct of business obligations in the provision of investment services. In May 2016, the Commission adopted a further delegated regulation supplementing MiFIR. This regulation aims at specifying, in particular, the rules relating to determining liquidity for equity instruments, the rules on the provision of market data on a reasonable commercial basis, the rules on publication, order execution and transparency obligations for systematic internalisers, and the rules on supervisory measures on product intervention by the ESMA, the European Banking Authority and national authorities, as well as on position management powers by the ESMA.

The European Market Infrastructure Regulation (“EMIR”) became effective on August 16, 2012, and applies to any entity established in the EU that is a legal counterparty to a derivative contract, even when trading with non-EU firms. EMIR was created with the intention of stabilizing OTC markets found within EU member states. Although the majority of EMIR regulations have already been implemented, on May 28, 2019, Regulation (EU) 2019/834 (EMIR REFIT) was published in the EU’s Official Journal, with the aim of amending EMIR to make some of its requirements simpler and more proportionate, particularly for non-financial counterparties (“NFCs”). With a few exceptions, the majority of the provisions in the Regulation entered into force on June 17, 2019.

On January 12, 2016, the Securities Financing Transactions Regulation (“SFTR”), which forms part of the EU’s package of legislation targeted at reforming shadow banking and aims to improve transparency in the securities financing transactions (“SFTs”) market, came into force subject to a range of transitional provisions over a number of years. On April 11, 2019, the final regulatory technical standards entered into force and MiFID firms are due to commence their reporting one year later on April 11, 2020. Other reporting counterparties are phased in over the following months, ending with NFCs on January 11, 2021.

In June 2015, the European Parliament and Council to the EU members issued the final version of the Fourth Money Laundering Directive (“4MLD”). All EU member states, including the U.K., had until June 26, 2017 to transpose the requirements of the directive into national law. In February 2016, the EU Commission, in an effort to bolster the fight against terrorist financing, proposed amendments to the 4MLD that would enable the tracing of terrorists through financial movements and disrupt the sources of revenue for terrorist organizations by targeting their capacity to raise funds. These proposed amendments were included in a final version of the 4MLD issued by the EU Parliament in July 2016. In September 2017, additional legislation was implemented in the U.K. designed to combat financial crime including the Criminal Finances Act. The Act functions as an enhancement and extension of the Proceeds of Crime Act 2002 and, in addition to increasing the powers of authorities in investigating tax evasion, is also designed to make failure by a commercial organization to prevent the facilitation of tax evasion a punishable offence.

The Fifth Anti-Money Laundering Directive (“5MLD”), came into force in the EU on April 26, 2018 and must be implemented by EU Member States by January 10, 2020. The changes will impose additional obligations within the financial services sector. 5MLD amends 4MLD, and includes provisions that enhance the required level of transparency around beneficial ownership of corporates and trusts, tightens some controls relating to Politically-Exposed Persons and high risk third countries and also addresses risks associated with certain technological innovation, particularly virtual currencies.

The Senior Managers and Certification Regime (“SM&CR”) came into force on March 7, 2016 with the aim of reducing the risk of harm to consumers and strengthening market integrity by making firms, and individuals within those firms, more accountable for their conduct and competence. In July 2018, the U.K. FCA and U.K. PRA published near-final rules extending SM&CR to cover all financial services firms in the U.K. to apply from December 9, 2019. On March 8, 2019, the U.K. FCA announced its final rules on its proposed Directory—a new public register that will enable consumers, firms and other stakeholders to find information on key individuals working in financial services who are not otherwise appointed and publicly registered under the SM&CR. Firms are to submit data on Directory individuals in December 2019, and the Directory is expected to go live in March 2020.

Since 2012, the European Commission sought to establish a modern and harmonized data protection framework across the EU to replace the existing Directive. On May 4, 2016, the official texts of the new EU General Data Protection Regulation (“GDPR”) were published in the EU Official Journal in all the official languages and it came into force on May 25, 2016. GDPR took effect across the EU member states on May 25, 2018. GDPR included a number of important changes to existing data protection legislation including new obligations on data processors, restrictions on the transfer of personal data outside the EEA and the introduction of new concepts such as “accountability” (and related record-keeping), the “right to be forgotten” and a requirement for data breach notifications to the relevant Regulators. Enforcement of GDPR will be carried out by both national regulators (for the U.K., the Information Commissioner) and the European Commission, and the regulators will also have the new power to impose greater fines for any breaches of the data protection requirements of up to 4% of a firm’s global turnover.

The EU Benchmark Regulation entered into force on June 30, 2016 and has applied in the U.K. since January 1, 2018. Global regulators have imposed fines on firms following attempted manipulation of the London Inter-bank Offered Rate (“LIBOR”), gold and foreign exchange benchmarks, and have taken action against individuals for misconduct related to benchmarks. The objectives of the EU Benchmark Regulation include, but are not limited to: (i) improving governance and controls over the benchmarking process to ensure that administrators avoid/manage conflicts of interest, (ii) improving the quality of input data and methodologies used by benchmark administrators, (iii) ensuring that contributors to benchmarks and the data they provide are subject to adequate controls, and (iv) protecting consumers and investors through greater transparency and adequate rights of redress.

In the U.K. as a follow up to the Fair and Effective Markets Review (established by the Chancellor of the Exchequer), the Fixed Income, Currencies and Commodities (“FICC”) Markets Standards Board (“FMSB”) was established in 2015 as a private sector response to the conduct problems revealed in global wholesale FICC markets after the financial crisis. The function of the FMSB is to help raise standards of conduct in global wholesale markets by producing voluntary Standards and other guidance in areas of uncertainty that are developed by the membership and designed to illustrate best practices to all market participants. These Standards are intended to reduce the continuing uncertainty about acceptable practices in opaque and unregulated areas, which is a hazard for FMSB members, as well as other market participants. The Standards published to date cover topics including the new issue process, binary options for the commodities markets, reference price transactions for the fixed income markets and secondary market trading error compensation. The published Standards do not have legal or regulatory force and do not replace existing legislation; rather, they are intended to supplement the rules already in place. The Standards are implemented by way of FMSB member firms, including Nomura International plc, making an adherence statement on an annual basis.

The U.K. is due to formally leave the EU at the end of January 2020 following the Brexit referendum held in June 2016 and triggering of Article 50 of the Treaty on the Functioning of the European Union to start the formal exit process on March 29, 2017. This is the result of an additional agreed extension to the previously negotiated, October 31 2019 deadline with the EU. Further negotiations on the terms of Brexit are expected following the results of the December 12, 2019 general election by the subsequently formed government.

The U.K. remains a full member of the EU until Brexit occurs, although its influence over rule-making is significantly reduced. The U.K. financial services sector currently relies on access to the EU single market to conduct business across borders within the EU. Both sides have emphasized the need for continued access, but the terms of the future relationship still depend on the outcome of political dialogue.

Subject to further developments, regulatory authorities will continue to consider the appropriate measures required to mitigate risks to the financial system of a disorderly Brexit.

On May 25, 2018, Nomura Financial Products Europe GmbH, a Nomura subsidiary domiciled in Germany, was granted a securities trading license by the German regulator (“BaFin”). Nomura’s plans are well advanced and the license represents a major step towards ensuring that current client and counterparty relationships, and access to Nomura products and services, can continue without disruption after the U.K. leaves the EU.

Risk Factors

There is no significant change from the risks as previously disclosed in Part I, Item 3. D “Risk Factors” of our annual report on Form 20-F for the year ended March 31, 2019.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statements contained in this report. Such risks, uncertainties and other factors are set forth in “Risk Factors” above and in Item 3. D of our annual report on Form 20-F for the fiscal year ended March 31, 2019, as well as elsewhere in this Form 6-K.

Operating and Financial Review and Prospects

Results of Operations—Six Months Ended September 30, 2018 and 2019

The interim consolidated financial statements included in this Form 6-K have not been audited but have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors. The unaudited interim consolidated financial statements are prepared on a basis substantially consistent with the audited consolidated financial statements included in our Form 20-F for the fiscal year ended March 31, 2019 filed on June 25, 2019.

Overview

The following table provides selected consolidated statements of income information for the six months ended September 30, 2018 and 2019.

	Millions of yen except percentages
	Six months ended September 30
	2018	2019
Non-interest revenues:
Commissions	¥154,239	¥133,454
Fees from investment banking	43,078	49,576
Asset management and portfolio service fees	125,721	119,889
Net gain on trading	147,639	218,434
Gain (loss) on private equity investments	874	1,772
Gain (loss) on investments in equity securities	988	(755)
Other	48,534	147,559

Total non-interest revenues	521,073	669,929
Net interest revenue	33,846	45,452

Net revenue	554,919	715,381
Non-interest expenses	540,809	512,089

Income before income taxes	14,110	203,292
Income tax expense	16,633	6,042

Net income (loss)	(2,523)	197,250

Less: Net income attributable to noncontrolling interests	3,487	2,843

Net income (loss) attributable to NHI shareholders	¥(6,010)	¥194,407

Return on shareholders’ equity (annualized)(1)	(0.4%)	14.6%

(1)	Calculated as Net income attributable to NHI shareholders divided by average Total NHI shareholders’ equity multiplied by two.

Net revenue increased by 28.9% from ¥554,919 million for the six months ended September 30, 2018 to ¥715,381 million for the six months ended September 30, 2019. Commissions decreased by 13.5%, primarily due to a decrease in commissions received in Japan due to deterioration of retail investors’ sentiment. Asset management and portfolio service fees decreased by 4.6%, primarily due to a decrease in fee rates. Net gain on trading increased by 48.0%, primarily due to the high market volatility, which led to a favorable environment for the trading business. Other revenue increased by 204.0%, primarily due to the partial sale of Nomura’s investment in ordinary shares of Nomura Research Institute, Ltd.

Net interest revenue was ¥33,846 million for the six months ended September 30, 2018 and ¥45,452 million for the six months ended September 30, 2019. Net interest revenue is a function of the level and the mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of our trading business. In assessing the profitability of our overall business and of our Wholesale operation in particular, we view Net interest revenue and Non-interest revenues in aggregate.

Non-interest expenses decreased by 5.3% from ¥540,809 million for the six months ended September 30, 2018 to ¥512,089 million for the six months ended September 30, 2019, which mainly results from a decrease in legal expense.

We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

For the six months ended September 30, 2018, the difference between the effective statutory tax rate of 31% and the effective tax rate of 117.9% was mainly due to non-taxable revenue whereas non-deductible expenses increased the effective tax rate.

For the six months ended September 30, 2019, the difference between the effective statutory tax rate of 31% and the effective tax rate of 3.0% was mainly due to non-taxable revenue whereas non-deductible expenses increased the effective tax rate.

Non-taxable revenue includes approximately ¥51 billion of the tax effect from non-taxable dividend income from affiliated Nomura companies, including deemed dividend, during the six months period ended September 30, 2019 which decreased Nomura’s effective tax rate by 25.3%.

Net income (loss) attributable to NHI shareholders was ¥(6,010) million for the six months ended September 30, 2018 and ¥194,407 million for the six months ended September 30, 2019. Our annualized return on shareholder’s equity was (0.4)% for the six months ended September 30, 2018 and 14.6% for the six months ended September 30, 2019.

Retail

In our Retail Division, our sales activities focus on providing consultation services and investment proposals to clients for which we receive commissions and fees. Additionally, we receive fees from asset management companies in connection with administration services we provide in connection with investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

	Millions of yen
	Six months ended September 30
	2018	2019
Non-interest revenues	¥174,522	¥154,373
Net interest revenue	4,021	3,149

Net revenue	178,543	157,522
Non-interest expenses	146,403	144,143

Income before income taxes	¥32,140	¥13,379

Net revenue decreased by 11.8% from ¥178,543 million for the six months ended September 30, 2018 to ¥157,522 million for the six months ended September 30, 2019.

Non-interest expenses decreased by 1.5% from ¥146,403 million for the six months ended September 30, 2018 to ¥144,143 million for the six months ended September 30, 2019.

Income before income taxes decreased by 58.4% from ¥32,140 million for the six months ended September 30, 2018 to ¥13,379 million for the six months ended September 30, 2019.

The following table presents a breakdown of Retail non-interest revenues for the six months ended September 30, 2018 and 2019.

	Millions of yen
	Six months ended September 30
	2018	2019
Commissions	¥77,605	¥65,605
Brokerage commissions	32,115	25,081
Commissions for distribution of investment trusts	34,131	29,165
Other commissions	11,359	11,359
Net gain on trading	34,405	27,536
Fees from investment banking	12,983	11,636
Asset management fees	48,370	46,743
Others	1,159	2,852

Non-interest revenues	¥174,522	¥154,373

As shown above, Commissions decreased by 15.5% from ¥77,605 million for the six months ended September 30, 2018 to ¥65,605 million for the six months ended September 30, 2019, primarily due to lower activity by retail investors because of lower market confidence. Net gain on trading decreased by 20.0% from ¥34,405 million for the six months ended September 30, 2018 to ¥27,536 million for the six months ended September 30, 2019, primarily due to a decrease in transactions for the six months ended September 30, 2019. Fees from investment banking decreased by 10.4% from ¥12,983 million for the six months ended September 30, 2018 to ¥11,636 million for the six months ended September 30, 2019. Asset management fees decreased by 3.4% from ¥48,370 million for the six months ended September 30, 2018 to ¥46,743 million for the six months ended September 30, 2019, primarily due to a decrease in revenue from investment trusts and discretionary investments attributable to the decrease of clients’ asset balances. Others increased by 146.1% from ¥1,159 million for the six months ended September 30, 2018 to ¥2,852 million for the six months ended September 30, 2019.

Retail Client Assets

The following table presents the amounts and details of Retail client assets as of March 31, 2019 and September 30, 2019. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	From March 31, 2019 to September 30, 2019
	Balance at March 31, 2019	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at September 30, 2019
Equities	¥71.9	¥5.0	¥(5.4)	¥0.4	¥71.9
Bonds	18.8	15.5	(14.9)	(0.7)	18.7
Stock investment trusts	9.0	1.4	(1.5)	0.0	8.9
Bond investment trusts	6.8	0.4	(0.2)	0.1	7.1
Overseas mutual funds	1.1	—	—	—	1.1
Others	7.1	0.4	(0.5)	0.1	7.1

Total	¥114.7	¥22.7	¥(22.5)	¥(0.1)	¥114.8

Retail client assets increased by ¥ 0.1 trillion from ¥114.7 trillion as of March 31, 2019 to ¥114.8 trillion as of September 30, 2019. The balances of our clients’ equity and equity-related products was ¥71.9 trillion as of March 31, 2019 and as of September 30, 2019. The balances of our clients’ investment trusts and mutual funds increased by ¥ 0.2 trillion from ¥16.9 trillion as of March 31, 2019 to ¥17.1 trillion as of September 30, 2019.

Asset Management

Our Asset Management Division is conducted principally through Nomura Asset Management Co., Ltd. (“NAM”). We earn portfolio management fees through the development and management of investment trusts, which are distributed through Nomura Securities Co., Ltd. (“NSC”), other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues generally consist of asset management and portfolio service fees that are attributable to Asset Management, and includes the impact related to American Century Investments.

	Millions of yen
	Six months ended September 30
	2018	2019
Non-interest revenues	¥52,302	¥61,597
Net interest revenue	(1,532)	(1,421)

Net revenue	50,770	60,176
Non-interest expenses	31,574	31,988

Income before income taxes	¥19,196	¥28,188

Net revenue increased by 18.5% from ¥50,770 million for the six months ended September 30, 2018 to ¥60,176 million for the six months ended September 30, 2019 mainly due to increase of assets under management.

Non-interest expenses increased by 1.3% from ¥31,574 million for the six months ended September 30, 2018 to ¥31,988 million for the six months ended September 30, 2019.

Income before income taxes increased by 46.8% from ¥19,196 million for the six months ended September 30, 2018 to ¥28,188 million for the six months ended September 30, 2019.

The following table presents assets under management of each principal Nomura entity within Asset Management Division as of March 31, 2019 and September 30, 2019.

	Billions of yen
	From March 31, 2019 to September 30, 2019
	Balance at March 31, 2019	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at September 30, 2019
Nomura Asset Management Co., Ltd.	¥53,371	¥11,968	¥(11,838)	¥627	¥54,128
Nomura Corporate Research and Asset Management Inc.	3,011	289	(300)	(14)	2,986

Combined total	56,382	12,257	(12,138)	613	57,114
Shared across group companies	5,008	405	(711)	(6)	4,696

Total	¥51,374	¥11,852	¥(11,427)	¥619	¥52,418

Assets under management increased by 2.0% from ¥51.4 trillion as of March 31, 2019 to ¥52.4 trillion as of September 30, 2019, primarily due to increases in the market value of assets and inflows to our investment trust and investment advisory businesses.

Domestic publicly offered investment trust assets included in the assets under management by NAM were ¥32.2 trillion as of September 30, 2019, ¥0.4 trillion or 1.3% increase from September 30, 2018.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of September 30, 2018 and 2019.

	September 30
	2018	2019
Total of publicly offered investment trusts	27%	28%
Stock investment trusts	25%	26%
Bond investment trusts	44%	44%

Wholesale

In Wholesale, we are engaged in the sales and trading of debt securities and equity securities and currencies on a global basis to various institutions, providing investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and investing in private equity businesses with the goal of maximizing returns on these investments by increasing the corporate value of investee companies.

	Millions of yen
	Six months ended September 30
	2018	2019
Non-interest revenues	¥236,662	¥271,558
Net interest revenue	48,288	44,626

Net revenue	284,950	316,184
Non-interest expenses	287,459	277,256

Income (loss) before income taxes	¥(2,509)	¥38,928

Net revenue increased by 11.0% from ¥284,950 million for the six months ended September 30, 2018 to ¥316,184 million for the six months ended September 30, 2019.

Non-interest expenses decreased by 3.5% from ¥287,459 million for the six months ended September 30, 2018 to ¥277,256 million for the six months ended September 30, 2019.

Income before income taxes was ¥38,928 million for the six months ended September 30, 2019.

The following table presents a breakdown of net revenue for Wholesale for the six months ended September 30, 2018 and 2019.

	Millions of yen
	Six months ended September 30
	2018	2019
Global Markets	¥235,976	¥268,555
Investment Banking	48,974	47,628

Net revenue	¥284,950	¥316,184

Global Markets net revenue was ¥268.6 billion. Fixed Income net revenue increased from ¥127.2 billion for the six months ended September 30, 2018 to ¥159.7 billion for the six months ended September 30, 2019 because of the high market volatility, which led to a favorable environment for the trading business. Equities net revenue increased from ¥108.7 billion for the six months ended September 30, 2018 to ¥108.9 billion for the six months ended September 30, 2019 due to an increase in trading volume in the cash markets. Investment banking net revenue was ¥47.6 billion.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 16 “Segment and geographic information” in our interim consolidated financial statements.

Net revenue was ¥39,720 million for the six months ended September 30, 2018 and ¥183,584 million for the six months ended September 30, 2019 due to the realized gain of ¥73,293 million by the partial sale of Nomura’s investment in ordinary shares of Nomura Research Institute, Ltd. Non-interest expenses were ¥75,373 million for the six months ended September 30, 2018 and ¥58,702 million for the six months ended September 30, 2019. Income (loss) before income taxes in other operating results was ¥(35,653) million for the six months ended September 30, 2018 and ¥124,882 million for the six months ended September 30, 2019.

Other operating results for the six months ended September 30, 2019 include gains from changes in the fair value of derivative liabilities of ¥1.4 billion attributable to the change in Nomura’s own creditworthiness and losses from changes in counterparty credit spreads of ¥0.1 billion.

Number of Employees

The following table presents the number of our employees as of September 30, 2018 and 2019.

	September 30
	2018	2019
Japan	16,296	16,119
Europe	3,020	2,734
Americas	2,390	2,167
Asia and Oceania	6,843	6,610

Total	28,549	27,630

Summary of Regional Contributions

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 16 “Segment and geographic information” in our interim consolidated financial statements.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate.

Translation Exposure

A significant portion of our business is conducted in currencies other than Japanese Yen—most significantly, U.S. Dollars, British Pounds and Euros. We prepare financial statements of each of our consolidated subsidiaries in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary.

Critical Accounting Policies and Estimates

Use of Estimates

In preparing our interim consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these interim consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the interim consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standard Codification (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis were 4% as of September 30, 2019 as listed below:

	Billions of yen
	September 30, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥8,736	¥9,651	¥679	¥—	¥19,066
Derivative assets	41	16,603	126	(15,809)	961
Total	¥8,777	¥26,254	¥805	¥(15,809)	¥20,027

See Note 2 “Fair value measurements” in our interim consolidated financial statements.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of September 30, 2019.

	Millions of yen
	September 30, 2019
	Funded	Unfunded	Total
Europe	¥39,095	¥271,357	¥310,452
Americas	9,581	166,576	176,157
Asia and Oceania	3,534	109	3,643

Total	¥52,210	¥438,042	¥490,252

Special Purpose Entities (“SPEs”)

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 6. “Securitizations and Variable Interest Entities” included in our interim consolidated financial statements.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements recently adopted” in our interim consolidated financial statements.

Deferred Tax Assets Information

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of September 30, 2019.

Millions of yen
September 30, 2019
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥17,733
Investments in subsidiaries and affiliates	22,775
Valuation of financial instruments	66,042
Accrued pension and severance costs	29,435
Other accrued expenses and provisions	46,165
Operating losses	358,824
Lease liabilities	48,159
Other	6,839

Gross deferred tax assets	595,972
Less—Valuation allowance	(430,750)

Total deferred tax assets	165,222

Deferred tax liabilities
Investments in subsidiaries and affiliates	109,186
Valuation of financial instruments	43,847
Undistributed earnings of foreign subsidiaries	2,286
Valuation of fixed assets	9,143
Right-of-use assets	48,151
Other	3,879

Total deferred tax liabilities	216,492

Net deferred tax assets (liabilities)	¥(51,270)

Calculation method of deferred tax assets

In accordance with U. S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

Legal Proceedings

For a discussion of our litigation and related matters, see Note 15 “Commitments, contingencies and guarantees” in our interim consolidated financial statements.

Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio issued by the FSA.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of September 30, 2019, our liquidity portfolio was ¥4,465.7 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2019 and September 30, 2019 and averages maintained for the years ended March 31, 2019 and for six months ended September 30, 2019. Yearly and six months averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2019	March 31, 2019	Average for six months ended September 30, 2019	September 30, 2019
Cash, cash equivalents and time deposits(1)	¥2,280.3	¥2,113.1	¥2,253.6	¥2,248.7
Government securities	2,553.0	2,424.6	2,246.0	1,912.6
Others(2)	301.1	332.8	313.4	304.4

Total liquidity portfolio	¥5,134.4	¥4,870.5	¥4,813.0	¥4,465.7

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2019 and September 30, 2019 and averages maintained for the years ended March 31, 2019 and for six months ended September 30, 2019. Yearly and six months averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2019	March 31, 2019	Average for six months ended September 30, 2019	September 30, 2019
Japanese Yen	¥1,696.8	¥1,570.7	¥1,517.3	¥1,461.9
U.S. Dollar	2,231.0	1,961.7	2,035.7	1,796.2
Euro	734.0	898.8	852.8	808.1
British Pound	325.2	265.7	254.6	248.1
Others(1)	147.4	173.6	152.6	151.4

Total liquidity portfolio	¥5,134.4	¥4,870.5	¥4,813.0	¥4,465.7

(1)	Includes other currencies such as the Australian dollar, the Canadian dollar and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2019 and September 30, 2019.

	Billions of yen
	March 31, 2019	September 30, 2019
NHI and NSC(1)	¥1,142.9	¥1,113.8
Major broker-dealer subsidiaries	2,473.5	2,142.5
Bank subsidiaries(2)	799.4	718.3
Other affiliates	454.7	491.1

Total liquidity portfolio	¥4,870.5	¥4,465.7

(1)

NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥3,075.6 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of September 30, 2019 was ¥7,541.3 billion, which represented 286.1% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2019	September 30, 2019
Net liquidity value of other unencumbered assets	¥2,268.1	¥3,075.6
Liquidity portfolio	4,870.5	4,465.7

Total	¥7,138.6	¥7,541.3

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 43.8% of total long-term debt outstanding as of September 30, 2019 from 43.6% as of March 31, 2019.

3.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2019 and September 30, 2019.

	Billions of yen
	March 31, 2019	September 30, 2019
Short-term bank borrowings	¥107.0	¥49.2
Other loans	231.4	188.9
Commercial paper	313.0	360.0
Deposits at banking entities	1,149.1	1,040.3
Certificates of deposit	11.1	14.1
Debt securities maturing within one year	707.2	983.8

Total short-term unsecured debt	¥2,518.8	¥2,636.3

3.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V., NBI, and Nomura International Funding Pte. Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2019 and September 30, 2019.

	Billions of yen
	March 31, 2019	September 30, 2019
Long-term deposits at banking entities	¥232.5	¥197.8
Long-term bank borrowings	2,727.5	2,643.6
Other loans	87.9	78.4
Debt securities(1)	3,435.6	3,331.2

Total long-term unsecured debt	¥6,483.5	¥6,251.0

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3 Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.0 years as of September 30, 2019. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowings are likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 6.7 years as of September 30, 2019. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 5.4 years as of September 30, 2019.

3.4 Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “Collateralized transactions” in our consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of September 30, 2019, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision.” To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended September 30, 2019 was 194.4%, and Nomura was compliant with requirements of the above notices. As for the NSFR, it is not yet implemented in Japan.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the six months ended September 2018, we recorded net cash inflows from operating activities and investing activities. For the six months ended September 2019, we recorded net cash outflows from operating activities and net cash inflows from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the six months ended September 30, 2018 and 2019.

	Billions of yen
	Six months ended September 30
	2018	2019
Net cash provided by (used in) operating activities	¥108.9	¥(32.3)
Net income (loss)	(2.5)	197.3
Trading assets and private equity investments	(550.7)	(3,474.9)
Trading liabilities	132.5	661.7
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,037.6)	3,221.1
Securities borrowed, net of securities loaned	1,743.5	(152.4)
Other, net	823.8	(484.9)
Net cash provided by investing activities	28.4	227.5
Decrease in investments in affiliated companies, net	0.9	160.8
Other, net	27.6	66.7
Net cash provided by (used in) financing activities	414.5	(28.5)
Long-term borrowings, net	219.7	6.2
Short-term borrowings, net	216.4	118.6
Other, net	(21.6)	(153.3)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	69.1	(29.2)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	621.0	137.5
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	2,354.9	2,687.1

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥2,975.9	¥2,824.6

See the consolidated statements of cash flows in our consolidated financial statements included within this report for more detailed information.

For the six months ended September 30, 2019, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥137.5 billion to ¥2,824.6 billion. Net cash of ¥227.5 billion was provided by investing activities due to net cash inflows of ¥160.8 billion by Decrease in investments in affiliated companies, net. As part of trading activities, while there were net cash outflows of ¥3,474.9 billion due to an increase in Trading assets and Private equity investments, these cash outflows were offset by net cash inflows of ¥3,221.1 billion due to an increase in Securities purchased under agreements to resell, Securities sold under agreements to repurchase. As a result, net cash of ¥32.3 billion was used in operating activities.

For the six months ended September 30, 2018, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥621.0 billion to ¥2,975.9 billion. Net cash of ¥414.5 billion was provided by financing activities due to net cash inflows of ¥1,065.8 billion by increase in long-term borrowings, which is included in Long-term borrowings, net. As part of trading activities, while there were net cash outflows of ¥2,588.3 billion due to an increase in Trading assets and Private equity investments and a decrease in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase, these cash outflows were offset by net cash inflows of ¥1,743.5 billion from cash inflow due to an increase in Securities borrowed, net of securities loaned. As a result, net cash of ¥108.9 billion was provided by operating activities.

Balance Sheet and Financial Leverage

Total assets as of September 30, 2019, were ¥45,677.1 billion, an increase of ¥4,707.7 billion compared with ¥40,969.4 billion as of March 31, 2019, primarily due to an increase in Trading assets. Total liabilities as of September 30, 2019, were ¥42,888.9 billion, an increase of ¥4,600.3 billion compared with ¥38,288.6 billion as of March 31, 2019, primarily due to an increase in Securities sold under agreements to repurchase. NHI shareholders’ equity as of September 30, 2019, was ¥2,707.9 billion, an increase of ¥76.8 billion compared with ¥2,631.1 billion as of March 31, 2019, primarily due to an increase in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2019 and September 30, 2019.

	Billions of yen, except ratios
	March 31, 2019		September 30, 2019
NHI shareholders’ equity	¥2,631.1		¥2,707.9
Total assets	40,969.4		45,677.1
Adjusted assets(1)	23,662.5		27,439.5
Leverage ratio (2)	15.6	x	16.9	x
Adjusted leverage ratio(3)	9.0	x	10.1	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31, 2019	September 30, 2019
Total assets	¥40,969.4	¥45,677.1
Less:
Securities purchased under agreements to resell	13,194.5	14,135.2
Securities borrowed	4,112.4	4,102.4

Adjusted assets	¥23,662.5	¥27,439.5

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 11.5% reflecting primarily an increase in Trading assets. NHI shareholders’ equity increased by 2.9% primarily due to an increase in Retained earnings. As a result, our leverage ratio rose from 15.6 times as of March 31, 2019 to 16.9 times as of September 30, 2019.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio rose from 9.0 times as of March 31, 2019 to 10.1 times as of September 30, 2019.

Capital Management

Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

Dividends

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments are determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the Company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Based on our Capital Management Policy described above, we paid a dividend of ¥15 per share to shareholders of record as of September 30, 2019.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2015	¥—	¥6.00	¥—	¥13.00	¥19.00
2016	—	10.00	—	3.00	13.00
2017	—	9.00	—	11.00	20.00
2018	—	9.00	—	11.00	20.00
2019	—	3.00	—	3.00	6.00
2020	—	15.00

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of September 30, 2019, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 17.31%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 18.46% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 18.77% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of September 30, 2019 is 7.62% for the common equity Tier 1 capital ratio, 9.12% for the Tier 1 capital ratio and 11.12% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2019 and September 30, 2019.

	Billions of yen, except ratios
	March 31, 2019	September 30, 2019
Common equity Tier 1 capital	¥2,439.7	¥2,524.4
Tier 1 capital	2,605.9	2,691.3
Total capital	2,651.9	2,737.4
Risk-Weighted Assets
Credit risk-weighted assets	7,527.4	7,121.0
Market risk equivalent assets	4,211.1	4,890.3
Operational risk equivalent assets	2,513.1	2,565.7

Total risk-weighted assets	¥14,251.6	¥14,577.0

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	17.11%	17.31%
Tier 1 capital ratio	18.28%	18.46%
Consolidated capital adequacy ratio	18.60%	18.77%

Since the end of March, 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this report can compare our capital position against those of other financial groups to which Basel III is applied. Management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notices. And we have started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. Management receives and reviews this consolidated leverage ratio on a regular basis. As of September 30 2019, our consolidated leverage ratio was 4.90%.

Regulatory changes which affect us

The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems.” They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. These standards were implemented from 2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, Basel III: The Net Stable Funding Ratio and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The group of G-SIBs have been updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIBs. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In December 2015, the FSA identified us as a D-SIB and required additional capital charge of 0.5% after March 2016, with 3-year transitional arrangement.

In November 2015, the FSB issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese G-SIBs and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese G-SIBs and Nomura (“TLAC Covered SIBs”) would be subject to the TLAC requirements in Japan. On March 2019, the FSA published the notices and revised the guidelines of TLAC regulations. Although Nomura is not identified as a G-SIB as of the date of this annual report, the TLAC Covered SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024.

Furthermore, according to the FSA’s revised policy published in April 2018, which is subject to change based on future international discussions, the preferred resolution strategy for the TLAC Covered SIBs is Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the top of a group by a single national resolution authority (i.e. the FSA), although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant the TLAC Covered SIBs in crisis.

To implement this SPE resolution strategy effectively, the FSA requires holding companies of the TLAC Covered SIBs (“Domestic Resolution Entities”) to (i) meet the minimum external TLAC requirements and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having loss-absorbing and recapitalization capacity, or Internal TLAC.

In addition, the TLAC Covered SIBs’ Domestic Resolution Entities will be allowed to count the amount equivalent to 2.5% of their consolidated risk-weighted assets from the implementation date of the TLAC requirements in Japan (March 31, 2021 for Nomura) and 3.5% of their consolidated risk-weighted assets from 3 years after the implementation date (March 31, 2024 for Nomura) as our external TLAC, considering the Japanese Deposit Insurance Fund Reserves.

It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Credit Ratings

The cost and availability of unsecured funding are generally dependent on credit ratings. Our short-term and long-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of November 30, 2019, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa1
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	A3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s, Moody’s Investors Service, and Fitch Ratings for unsecured funding and other financing purposes and also for our trading and other business activities.

There has been no change to the ratings in the above table since the date indicated.

Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 6 “Securitizations and Variable Interest Entities” in our interim consolidated financial statements.

Contractual Obligations

Since March 31, 2019, there have been no other material changes outside our ordinary course of business in connection with our standby letters of credit and other guarantees, long-term borrowings and contractual interest payments, operating lease commitments, capital lease commitments, purchase obligations, commitments to extend credit and commitments to invest in partnerships.

For further details on our commitments, contingencies and guarantees, see Note 15 “Commitments, contingencies and guarantees” in our interim consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) business risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Each of these key components is explained in further detail below.

Risk Appetite

Nomura has determined the maximum level and types of risk that it is willing to assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (“CRO”) and the Chief Financial Officer (“CFO”) to the Executive Management Board (“EMB”) for approval.

The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy and balance sheet measures, liquidity risk, market and credit risk, operational risk, compliance risk and model risk. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

Nomura’s Risk Appetite Statement is required to be reviewed annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight

Committee Governance

Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks. The formal governance structure for risk management within Nomura is as follows:

Board of Directors (“BoD”)

The BoD determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises the execution of Directors’ and Executive Officers’ duties and has the authority to adopt, alter or abolish the regulations of the EMB.

Executive Management Board (“EMB”)

The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the Group Integrated Risk Management Committee (“GIRMC”). Key responsibilities of the EMB include the following:

•

Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as economic capital and unsecured funding to business units and establishes usage limits for these resources;

•

Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of Nomura. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also approved by the EMB; and

•	Reporting—The EMB reports the status of its deliberations to the BoD.

Group Integrated Risk Management Committee (“GIRMC”)

Upon delegation from the EMB, the GIRMC deliberates on or determines important matters concerning integrated risk management of Nomura to assure the sound and effective management of its businesses. The GIRMC establishes Nomura’s risk appetite and a framework of integrated risk management consistent with Nomura’s risk appetite. The GIRMC supervises Nomura’s risk management by establishing and operating its risk management framework. The GIRMC reports the status of key risk management issues and any other matters deemed necessary by the committee chairman to the BoD and the EMB.

In addition, the GIRMC, upon delegation from the EMB, has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.

Global Portfolio Committee (“GPC”)

Upon delegation from the GIRMC, the GPC deliberates on or determines all matters in relation to the management of global portfolio concentration risk in addition to a specific portfolio, for the purpose of achieving a risk profile consistent with the risk allocation and risk appetite of Nomura. The portfolio consists of businesses and products that fall within at least one of the three following categories: event financing, term financing and asset-based financing.

Asset Liability Committee (“ALCO”)

Upon delegation from the EMB and the GIRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the GIRMC, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Global Transaction Committee (“GTC”)

Upon delegation from the GPC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by GIRMC and thereby assures the sound and effective management of Nomura’s businesses.

Chief Risk Officer (“CRO”)

The CRO is responsible for setting the overall strategy and direction of the Risk Management Division. The CRO is responsible for supervising the Risk Management Division and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO regularly reports on the status of Nomura’s risk management to the GIRMC, and reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer (“CFO”)

The CFO is responsible for overall financial strategy of Nomura, and has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB.

Risk Management Division

The Risk Management Division comprises various departments or units in charge of risk management established independently from Nomura’s business units. The Risk Management Division is responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive Officers/Senior Managing Directors and the GIRMC and others, as well as reporting to regulatory bodies and handling regulatory applications concerning risk management methods and other items as necessary. Important risk management issues are closely communicated between members of the Risk Management departments and the CRO. The CRO and/or co-CRO regularly attend the EMB and GIRMC meetings to report specific risk issues.

Risk Policy Framework

Policies and procedures are essential tools of governance used by the Risk Management Division. They define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. The Risk Management Division has established a risk policy framework to promote appropriate standards and consistency for risk policies and procedures and to articulate the principles and procedures conducive to effective risk management. All risk management policies and procedures are developed in line with this policy framework and a defined process is followed for any exceptions.

Monitoring, Reporting and Data Integrity

Development, consolidation, monitoring and reporting of risk management information (“risk MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. The Risk Management Division is responsible for implementing appropriate controls over data integrity for risk MI.

Management of Financial Resources

Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business units. Key components are set out below:

Risk-weighted assets

A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division consistent with the risk appetite. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk based measure to supplement risk-weighted assets. See Item 4.B. “Business Overview—Regulatory Capital Rules” of our annual report on Form 20-F for the fiscal year ended March 31, 2019, and “Consolidated Regulatory Capital Requirements” and “Consolidated Leverage Ratio Requirements” in this report for further information on our consolidated capital adequacy ratios and risk-weighted assets.

Economic Capital

Nomura’s internal measure of the capital required to support its business is the Nomura Capital Allocation Target (“NCAT”). NCAT is measured as the amount of capital required to absorb maximum potential losses over a one-year time horizon, computed by the risk model at the 99.95th percentile, or the equivalent Expected Shortfall. NCAT consists of Portfolio NCAT and Non-Portfolio NCAT. Portfolio NCAT consists of market risk, credit risk, event risk, principal finance risk, private equity risk and investment securities risk. Non-Portfolio NCAT consists of business risk and operational risk. NCAT is aggregated by taking into account the correlation among its various components. Nomura’s NCAT limit is initially set by the EMB, and the EMB subsequently allocates it to each business division and additional lower levels of the organization.

Available Funds

The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Classification and Definition of Risk

Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Market risk	Risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Operational risk	Risk of loss arising from inadequate or failed internal processes, people and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Model risk	Risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application.

Funding and Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of Nomura’s creditworthiness or deterioration in market conditions.

Business risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations. Business risk is managed by the senior management at Nomura.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Market Risk Management Process

Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, Value at Risk (“VaR”), Stressed VaR (“SVaR”) and Incremental Risk Charge (“IRC”). In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss due to adverse movements of market factors, such as equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented, where historical market moves over a two-year window are applied to current exposure in order to construct a profit and loss distribution. Potential losses can be estimated at required confidence levels or probabilities. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. Nomura uses the same VaR model for both internal risk management purposes and for regulatory reporting. For internal risk management purposes, VaR is calculated across Nomura at a 99% confidence level and using a 1-day time horizon. For regulatory reporting purposes, Nomura uses the same confidence level but a 10-day time horizon, calculated using actual 10-day historical market moves. To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year window during a period of financial stress. The SVaR window is regularly calibrated and observations are equally weighted.

Nomura’s VaR model uses exact time series for each individual risk factor. However, if good quality data is not available, a ‘proxy logic’ maps the exposure to an appropriate time series. The level of proxying taking place is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. One-day trading losses did not exceed the 99% VaR estimate at the Nomura Group level on any occasion for the six months ended September 30, 2019.

Limitations and Advantages of VaR

VaR aggregates risks from different asset classes in a transparent and intuitive way. However, there are limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore it may understate the impact of severe events. Given these limitations, Nomura uses VaR only as one component of a diverse market risk management process.

VaR metrics

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	Mar. 31, 2018	Mar. 31, 2019	Sep. 30, 2019
Equity	¥1.21	¥1.07	¥1.76
Interest rate	3.10	2.85	3.95
Foreign exchange	3.20	1.88	3.24

Subtotal	7.52	5.79	8.95
Less: Diversification Benefit	(1.13)	(1.30)	(4.30)

VaR	¥6.38	¥4.49	¥4.65

	Billions of yen
	For the twelve months ended		For the six months ended
	Mar. 31, 2018	Mar. 31, 2019	Sep. 30, 2019
Maximum daily VaR(1)	¥8.98	¥10.61	¥6.86
Average daily VaR(1)	4.25	4.58	4.98
Minimum daily VaR(1)	3.05	3.05	3.62

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2018, March 31, 2019, and for the six months ended September 30, 2019.

Total VaR increased to ¥4.65 billion as of September 30, 2019 from ¥4.49 billion as of March 31, 2019. VaR relating to foreign exchange risk increased to ¥3.24 billion as of September 30, 2019, compared to ¥1.88 billion as of March 31, 2019. Var relating to equity risk increased to ¥1.76 billion as of September 30, 2019, compared to ¥1.07 billion as of March 31, 2019. VaR relating to interest rate risk increased to ¥3.95 billion as of September 30, 2019, compared to ¥2.85 billion as of March 31, 2019

Total VaR decreased to ¥4.49 billion as of March 31, 2019 from ¥6.38 billion as of March 31, 2018. VaR relating to foreign exchange risk decreased to ¥1.88 billion as of March 31, 2019, compared to ¥3.20 billion as of March 31, 2018. VaR relating to equity risk decreased to ¥1.07 billion as of March 31, 2019, compared to ¥1.21 billion as of March 31, 2018. VaR relating to interest rate risk decreased to ¥2.85 billion as of March 31, 2019, compared to ¥3.10 billion as of March 31, 2018

Stress Testing

Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted regularly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact of market fluctuations on the entire Nomura Group.

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for operating purposes and on a long-term basis. Equity investments held for operating purposes are minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations held in order to promote existing and potential business relationships. This non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥10,043 million at the end of March 2019 and ¥9,070 million at the end of September 2019. The TOPIX closed at 1,591.64 points at the end of March 2019 and at 1,587.8 points at the end of September 2019. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a CVA associated with deterioration in the creditworthiness of a counterparty.

Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

Credit Risk Management Framework

The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GIRMC and/or Global Risk Strategic Committee (“GRSC”), prescribe the basic principles of credit risk management and set delegated authority limits, which enables CRM personnel to set credit limits.

Credit risk is managed by CRM together with various global and regional risk committees. This ensures transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

Credit Risk Management Process

CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation; and

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective. The evaluation of counterparties’ creditworthiness involves a thorough due diligence and analysis of the business environments in which they operate, their competitive positions, management and financial strength and flexibility. Credit analysts also take into account the corporate structure and any explicit or implicit credit support. CRM evaluates credit risk not only by counterparty, but also by counterparty group.

Following the credit analysis, CRM estimates the probability of default of a given counterparty or obligor through an alphanumeric ratings scale similar to that used by rating agencies and a corresponding numeric scale. Credit analysts are responsible for assigning and maintaining the internal ratings, ensuring that each rating is reviewed and approved at least annually.

Nomura’s internal rating system employs a range of ratings models to ensure global consistency and accuracy. These models are developed and maintained by the Risk Methodology Group. Internal ratings represent a critical component of Nomura’s approach to managing counterparty credit risk. They are used as key factors in:

•	Establishing the amount of counterparty credit risk that Nomura is willing to take to an individual counterparty or counterparty group (setting of credit limits);

•	Determining the level of delegated authority for setting credit limits (including tenor);

•	The frequency of credit reviews (renewal of credit limits);

•	Reporting counterparty credit risk to senior management within Nomura; and

•	Reporting counterparty credit risk to stakeholders outside of Nomura.

The Credit Risk Control Unit is a function within the Model Validation Group (“MVG”) which is independent of CRM. It ensures that Nomura’s internal rating system is properly reviewed and validated, reporting any breaks or issues to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.

Credit Limits and Risk Measures

Internal ratings form an integral part in the assignment of credit limits to counterparties. Nomura’s credit limit framework is designed to ensure that Nomura takes appropriate credit risk in a manner that is consistent with its overall risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.

Nomura’s main type of counterparty credit risk exposures arise from derivatives transactions or securities financing transactions. Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of Nomura’s counterparties. Any change in circumstance that alters Nomura’s risk appetite for any particular counterparty, sector, industry or country is reflected in changes to the internal rating and credit limit as appropriate.

Nomura’s global credit risk management systems record all credit limits and capture credit exposures to Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of any limit breaches.

For derivatives and securities financing transactions, Nomura measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Loans and lending commitments are measured and monitored on both a funded and unfunded basis.

Wrong Way Risk

Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of any WWR exposures. Stress testing is used to support the assessment of any WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.

Stress Testing

Stress Testing is an integral part of Nomura’s management of credit risk. Regular stress tests are used to support the assessment of credit risks by counterparties, sectors and regions. The stress tests include potential concentrations that are highlighted as a result of applying shocks to risk factors, probabilities of default or rating migrations.

Risk Mitigation

Nomura utilizes financial instruments, agreements and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc. (“ISDA”) agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2019 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
							(a)	(b)	(a)-(b)
AAA	¥20	¥38	¥37	¥8	¥68	¥(147)	¥24	¥1	¥23
AA	149	191	149	61	387	(722)	215	26	189
A	759	710	452	238	951	(2,918)	192	61	131
BBB	235	201	145	95	572	(956)	292	58	234
BB and lower	46	46	49	20	55	(114)	102	250	0
Other(2)	37	68	133	226	863	(1,403)	(76)	11	0

Sub-total	1,246	1,254	965	648	2,896	(6,260)	749	407	577
Listed	101	126	2	—	—	(126)	103	147	0

Total	¥1,347	¥1,380	¥967	¥648	¥2,896	¥(6,386)	¥852	¥554	¥577

(1)

Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.

(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.
(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

Country Risk

At Nomura, country risk is defined as the risk of loss arising from country-specific events (such as political, economic, legal and other events) that affect counterparties and/or issuers within that country, causing those counterparties and/or issuers to be unable to meet financial obligations. Nomura’s country risk framework acts as a complement to other risk management areas and encompasses a number of tools including, but not limited to, country limits, which restrict credit exposure concentration to any given country. Other tools to manage country risk include country ratings as well as country risk policies and procedures that describe responsibilities and delegation for decision-making.

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. Over 95% of the exposure was from investment-grade rated countries. The breakdown of top 10 country exposures is as follows:

Top 10 Country Exposures(1)	Billions of Yen
(As of September 30, 2019)
United States	4,365
Japan	2,173
United Kingdom	590
France	350
India	233
Korea	209
Singapore	209
Netherlands	157
Luxembourg	126
Spain	119

(1)	The table represents the Top 10 country exposures as of September 30, 2019 based on country of risk, combining counterparty and inventory exposures
-

Counterparty exposures include cash and cash equivalents held at banks; the outstanding initial and variation margin requirements owed to the Nomura clearing entity by a client or an affiliate; the aggregate marked-to-market exposure by counterparty of derivative transactions and securities financing transactions (net of collateral where the collateral is held under a legally enforceable margin agreement); and the fair value of total commitment amount less any applicable reserves

-	Inventory exposures are the market value of debt and equity securities, and equity and credit derivatives, using the net of long versus short positions.

Operational Risk Management

Operational risk is the risk of loss arising from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

The Three Lines of Defense

Nomura adopts the industry standard “Three Lines of Defense” for the management of operational risk, comprising the following elements:

1)	1st Line of Defense: The business which owns and manages its risks

2)

2nd Line of Defense: The Operational Risk Management (“ORM”) function, which defines and co-ordinates Nomura’s operational risk, framework and its implementation, and provides challenge to the 1st Line of Defense

3)	3rd Line of Defense: Internal Audit, who provide independent assurance

Operational Risk Management Framework

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GIRMC, with delegated authority from the EMB has formal oversight over the management of operational risk.

This framework is set out below:

Infrastructure of the framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by ORM to improve business understanding of operational risk.

Products and Services

•

Event Reporting: This process is used to identify and report any event which resulted in or had the potential to result in a loss or gain or other impact associated with inadequate or failed internal processes, people and systems, or from external events.

•

Risk and Control Self-Assessment (“RCSA”): This process is used to identify the inherent risks the business faces, the key controls associated with those risks and relevant actions to mitigate the residual risks. Global ORM are responsible for developing the RCSA process and supporting the business in its implementation.

•	Key Risk Indicators (“KRI”): KRIs are metrics used to monitor the business’ exposure to operational risk and trigger appropriate responses as thresholds are breached.

•

Scenario Analysis: The process used to assess and quantify potential high impact, low likelihood operational risk events. During the process actions may be identified to enhance the control environment which are then tracked via the Operational Risk Management Framework.

Outputs

•

Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel standards and local regulatory requirements.

Regulatory Capital Calculation for Operational Risk

Nomura uses the Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (“Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.

Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each business line defined in the Standardized Approach as follows:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

Nomura calculates the required amount of operational risk capital for each business line by multiplying the allocated annual gross income amount by the appropriate Beta Factor defined above. The operational risk capital for any gross income amount not allocated to a specific business line is determined by multiplying such unallocated gross income amount by a fixed percentage of 18%.

The total operational risk capital for Nomura is calculated by aggregating the total amount of operational risk capital required for each business line and unallocated amount and by determining a three-year average. Where the aggregated amount for a given year is negative, then the total operational risk capital amount for that year will be calculated as zero.

In any given year, negative amounts in any business line are offset against positive amounts in other business lines. However, negative unallocated amounts are not offset against positive amounts in other business lines and are calculated as zero.

Operational risk capital is calculated at the end of September and March each year.

Model Risk Management

Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from Model errors or incorrect or inappropriate Model application.

To effectively manage the Firm’s Model Risk, Nomura has established a Model Risk Management Framework to govern the development, ownership, validation, approval, usage, ongoing monitoring, and periodic review of the Firm’s Models. The framework is supported by a set of policies and procedures that articulate process requirements for the various elements of the model lifecycle, including monitoring of model risk with respect to the Firm’s appetite.

New models and material changes to approved models must be independently validated prior to official use. Thresholds to assess the materiality of model changes are defined in Model Risk Management’s procedures. During independent validation, validation teams analyze a number of factors to assess a model’s suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to Model Risk Management’s annual re-approval process and ongoing performance monitoring to assess their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and ultimate approval of validated Models.

Funding and Liquidity Risk Management

For further information on funding and liquidity risk management, see “Liquidity and Capital Resources—Funding and Liquidity Management” in this report.

Risk Measures and Controls

Limit Frameworks

The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate clear escalation policies to ensure approval of limits at appropriate levels of seniority. The Risk Management Division is responsible for day-to-day operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.

New Business Risk Management

The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions.

2)

The new product approval process allows business unit sponsors to submit applications for new products and obtain approval from relevant departments prior to execution of the new products. The process is designed to capture and assess risks across various risk classes as a result of the new product or business.

The new business approval process continues to seek assuring the sound and effective management to better meet the various changes observed in the market environment.

Stress Testing

Stress testing performed at the Nomura Group provides comprehensive coverage of risks across different hierarchical levels, and covers different time horizons, severities, plausibilities and stress testing methodologies. The results of stress tests are used in capital planning processes, capital adequacy assessments, liquidity adequacy assessments, recovery and resolution planning, assessments of whether risk appetite is appropriate, and in routine risk management.

Stress tests are run on a regular basis or on an ad hoc basis as needed, for example, in response to material changes in the external environment and/or in the Nomura Group risk profile. The results of stress tests with supporting detailed analysis are reported to senior management and other stakeholders as appropriate for the stress test being performed.

Stress testing is categorized either as sensitivity analysis or scenario analysis and may be performed on a Nomura Group-wide basis or at more granular levels.

•

Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors (for example, equity prices, equity volatilities) in order primarily to capture those risks which may not be readily identified by other risk models;

•

Scenario analysis is used to quantify the impact of a specified event across multiple asset classes and risk classes. This is a primary approach used in performing stress testing at the different hierarchical levels of the Nomura Group, and in reverse stress testing;

•

Group-wide stress to assess the capital adequacy of the Nomura Group under severe but plausible market scenarios is conducted on a quarterly basis at a minimum to calculate the Stressed Tier 1 Ratio; and

•

Reverse stress testing, a process of considering the vulnerabilities of the firm and hence how it may react to situations where it becomes difficult to continue its business and reviewing the results of that analysis, is conducted on an annual basis at a minimum.

Stress testing is an integral part of the Nomura Group’s overall governance and is used as a tool for forward-looking risk management, decision-making and enhancing communication amongst the Risk Management Division, Front Office, and senior management.

Interim Consolidated Financial Statements (UNAUDITED)

Page

Consolidated Balance Sheets as of March 31, 2019 and September 30, 2019	F-2

Consolidated Statements of Income for the Six Months Ended September 30, 2018 and 2019 and Three Months Ended September 30, 2018 and 2019	F-5

Consolidated Statements of Comprehensive Income for the Six Months Ended September 30, 2018 and 2019 and Three Months Ended September 30, 2018 and 2019	F-7

Consolidated Statements of Changes in Equity for the Six Months Ended September 30, 2018 and 2019 and Three Months Ended September 30, 2018 and 2019	F-8

Consolidated Statements of Cash Flows for the Six Months Ended September 30, 2018 and 2019	F-10

Notes to the Interim Consolidated Financial Statements	F-12

Review Report of Independent Registered Public Accounting Firm	F-96

Interim Consolidated Financial Statements

Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2019	September 30, 2019
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥2,686,659	¥2,824,181
Time deposits	289,753	281,822
Deposits with stock exchanges and other segregated cash	285,457	274,314

Total cash and cash deposits	3,261,869	3,380,317

Loans and receivables:
Loans receivable (including ¥664,585 million and ¥734,646 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	2,544,218	2,721,107
Receivables from customers (including ¥8,318 million and ¥4,185 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	449,706	550,482
Receivables from other than customers	892,283	889,672
Allowance for doubtful accounts	(4,169)	(5,999)

Total loans and receivables	3,882,038	4,155,262

Collateralized agreements:
Securities purchased under agreements to resell (including ¥647,545 million and ¥572,571 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	13,194,543	14,135,234
Securities borrowed	4,112,416	4,102,426

Total collateralized agreements	17,306,959	18,237,660

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥5,200,360 million and ¥5,628,555 million as of March 31, 2019 and September 30, 2019, respectively; including ¥10,273 million and ¥11,912 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	14,355,712	17,576,368
Private equity investments (including ¥4,047 million and ¥4,751 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	30,077	31,363

Total trading assets and private equity investments	14,385,789	17,607,731

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥416,052 million and ¥422,850 million as of March 31, 2019 and September 30, 2019, respectively)	349,365	459,166
Non-trading debt securities	460,661	467,795
Investments in equity securities	138,447	134,215
Investments in and advances to affiliated companies	436,220	359,399
Other (including ¥151,233 million and ¥162,186 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	748,091	875,561

Total other assets	2,132,784	2,296,136

Total assets	¥40,969,439	¥45,677,106

Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2019	September 30, 2019
LIABILITIES AND EQUITY
Short-term borrowings (including ¥362,612 million and ¥358,204 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	¥841,758	¥950,061
Payables and deposits:
Payables to customers	1,229,083	1,258,574
Payables to other than customers	1,146,336	1,246,412
Deposits received at banks (including ¥— million and ¥7,349 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	1,392,619	1,252,142

Total payables and deposits	3,768,038	3,757,128

Collateralized financing:
Securities sold under agreements to repurchase (including ¥159,430 million and ¥103,742 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	15,036,503	19,068,816
Securities loaned (including ¥131,677 million and ¥131,690 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	1,229,595	1,092,389
Other secured borrowings	418,305	322,002

Total collateralized financing	16,684,403	20,483,207

Trading liabilities	8,219,811	8,767,596
Other liabilities (including ¥15,011 million and ¥13,338 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	858,867	1,016,302
Long-term borrowings (including ¥3,576,293 million and ¥3,866,540 million measured at fair value by applying the fair value option as of March 31, 2019 and September 30, 2019, respectively)	7,915,769	7,914,637

Total liabilities	38,288,646	42,888,931

Commitments and contingencies (Note 15)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2019 and September 30, 2019
Issued—3,493,562,601 shares as of March 31, 2019 and September 30, 2019
Outstanding—3,310,800,799 shares as of March 31, 2019 and 3,231,844,651 shares as of September 30, 2019	594,493	594,493
Additional paid-in capital	687,761	682,851
Retained earnings	1,486,825	1,638,347
Accumulated other comprehensive income	(29,050)	(67,443)

Total NHI shareholders’ equity before treasury stock	2,740,029	2,848,248
Common stock held in treasury, at cost—182,761,802 shares as of March 31, 2019 and 261,717,950 shares as of September 30, 2019	(108,968)	(140,370)

Total NHI shareholders’ equity	2,631,061	2,707,878

Noncontrolling interests	49,732	80,297
Total equity	2,680,793	2,788,175

Total liabilities and equity	¥40,969,439	¥45,677,106

Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31, 2019	September 30, 2019
Cash and cash deposits	¥20	¥14
Trading assets and private equity investments	1,273	1,284
Other assets	126	44

Total assets	¥1,419	¥1,342

Trading liabilities	¥23	¥18
Other liabilities	3	3
Borrowings	1,035	1,038

Total liabilities	¥1,061	¥1,059

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2018	2019
Revenue:
Commissions	¥154,239	¥133,454
Fees from investment banking	43,078	49,576
Asset management and portfolio service fees	125,721	119,889
Net gain on trading	147,639	218,434
Gain on private equity investments	874	1,772
Interest and dividends	358,293	415,354
Gain (loss) on investments in equity securities	988	(755)
Other	48,534	147,559

Total revenue	879,366	1,085,283
Interest expense	324,447	369,902

Net revenue	554,919	715,381

Non-interest expenses:
Compensation and benefits	253,500	245,527
Commissions and floor brokerage	40,514	49,997
Information processing and communications	81,476	84,118
Occupancy and related depreciation	32,840	37,480
Business development expenses	18,233	15,734
Other	114,246	79,233

Total non-interest expenses	540,809	512,089

Income before income taxes	14,110	203,292
Income tax expense	16,633	6,042

Net income (loss)	¥(2,523)	¥197,250
Less: Net income attributable to noncontrolling interests	3,487	2,843

Net income (loss) attributable to NHI shareholders	¥(6,010)	¥194,407

	Yen
	Six months ended September 30
	2018	2019
Per share of common stock:
Basic—
Net income (loss) attributable to NHI shareholders per share	¥(1.77)	¥58.89
Diluted—
Net income (loss) attributable to NHI shareholders per share	¥(1.78)	¥57.66

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income—(Continued) (UNAUDITED)

	Millions of yen
	Three months ended September 30
	2018	2019
Revenue:
Commissions	¥74,783	¥65,254
Fees from investment banking	19,119	22,265
Asset management and portfolio service fees	62,740	59,926
Net gain on trading	75,752	105,609
Gain on private equity investments	321	981
Interest and dividends	188,703	215,881
Gain (loss) on investments in equity securities	(1,104)	2,083
Other	28,067	101,905

Total revenue	448,381	573,904
Interest expense	165,459	190,524

Net revenue	282,922	383,380

Non-interest expenses:
Compensation and benefits	125,800	120,425
Commissions and floor brokerage	19,579	25,446
Information processing and communications	40,515	42,361
Occupancy and related depreciation	16,464	18,360
Business development expenses	9,337	7,906
Other	70,760	40,396

Total non-interest expenses	282,455	254,894

Income before income taxes	467	128,486
Income tax expense (benefit)	9,703	(11,875)

Net income (loss)	¥(9,236)	¥140,361
Less: Net income attributable to noncontrolling interests	1,997	1,787

Net income (loss) attributable to NHI shareholders	¥(11,233)	¥138,574

	Yen
	Three months ended September 30
	2018	2019
Per share of common stock:
Basic—
Net income (loss) attributable to NHI shareholders per share	¥(3.31)	¥42.11
Diluted—
Net income (loss) attributable to NHI shareholders per share	¥(3.32)	¥41.23

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2018	2019
Net income (loss)	¥(2,523)	¥197,250
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	64,297	(39,320)
Deferred income taxes	(1,966)	245

Total	62,331	(39,075)
Defined benefit pension plans:
Pension liability adjustment	2,064	3,005
Deferred income taxes	(807)	912

Total	1,257	3,917
Own credit adjustments:
Own credit adjustments	4,720	(3,156)
Deferred income taxes	(1,380)	(519)

Total	3,340	(3,675)

Total other comprehensive income (loss)	66,928	(38,833)

Comprehensive income	¥64,405	¥158,417
Less: Comprehensive income attributable to noncontrolling interests	4,686	2,403

Comprehensive income attributable to NHI shareholders	¥59,719	¥156,014

	Millions of yen
	Three months ended September 30
	2018	2019
Net income (loss)	¥(9,236)	¥140,361
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	31,941	(6,474)
Deferred income taxes	(2,218)	(66)

Total	29,723	(6,540)
Defined benefit pension plans:
Pension liability adjustment	1,018	2,356
Deferred income taxes	(481)	(686)

Total	537	1,670
Own credit adjustments:
Own credit adjustments	(532)	(1,430)
Deferred income taxes	(358)	(269)

Total	(890)	(1,699)

Total other comprehensive income (loss)	29,370	(6,569)

Comprehensive income	¥20,134	¥133,792
Less: Comprehensive income attributable to noncontrolling interests	2,447	2,206

Comprehensive income attributable to NHI shareholders	¥17,687	¥131,586

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2018	2019
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	675,280	687,761
Gain (loss) on sales of treasury stock	—	12
Stock-based compensation awards	5,778	(4,922)

Balance at end of period	681,058	682,851

Retained earnings
Balance at beginning of year	1,696,890	1,486,825
Cumulative effect of change in accounting principle(1)	1,564	5,592
Net income (loss) attributable to NHI shareholders	(6,010)	194,407
Cash dividends(2)	(10,147)	(48,477)
Gain (loss) on sales of treasury stock	(852)	—

Balance at end of period	1,681,445	1,638,347

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(15,596)	17,833
Net change during the period	61,132	(38,635)

Balance at end of period	45,536	(20,802)

Defined benefit pension plans
Balance at beginning of year	(47,837)	(71,107)
Pension liability adjustment	1,257	3,917

Balance at end of period	(46,580)	(67,190)

Own credit adjustments
Balance at beginning of year	4,077	24,224
Own credit adjustments	3,340	(3,675)

Balance at end of period	7,417	20,549

Balance at end of period	6,373	(67,443)

Common stock held in treasury
Balance at beginning of year	(157,987)	(108,968)
Repurchases of common stock	(9,933)	(41,328)
Sales of common stock	0	0
Common stock issued to employees	5,328	9,926

Balance at end of period	(162,592)	(140,370)

Total NHI shareholders’ equity

Balance at end of period	2,800,777	2,707,878

Noncontrolling interests
Balance at beginning of year	50,504	49,732
Cash dividends	(2,235)	(1,274)
Net income attributable to noncontrolling interests	3,487	2,843
Accumulated other comprehensive income attributable to noncontrolling interests	1,199	(440)
Purchase / sale of subsidiary shares, net	415	16,089
Other net change in noncontrolling interests	(8,137)	13,347

Balance at end of period	45,233	80,297

Total equity
Balance at end of period	¥2,846,010	¥2,788,175

(1)   Represents the adjustments to initially apply Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” for the six months ended September 30, 2018 and ASU 2016-02, “Leases” for the six months ended September 30, 2019.

(2) Dividends per share	Six months ended September 30, 2018	¥3.00	Six months ended September 30, 2019	¥15.00

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity—(Continued) (UNAUDITED)

	Millions of yen
	Three months ended September 30
	2018	2019
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	676,312	681,065
Gain (loss) on sales of treasury stock	—	(67)
Stock-based compensation awards	4,746	1,853

Balance at end of period	681,058	682,851

Retained earnings
Balance at beginning of year	1,703,081	1,548,250
Net income (loss) attributable to NHI shareholders	(11,233)	138,574
Cash dividends(1)	(10,147)	(48,477)
Gain (loss) on sales of treasury stock	(256)	—

Balance at end of period	1,681,445	1,638,347

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	16,263	(13,843)
Net change during the period	29,273	(6,959)

Balance at end of period	45,536	(20,802)

Defined benefit pension plans
Balance at beginning of year	(47,117)	(68,860)
Pension liability adjustment	537	1,670

Balance at end of period	(46,580)	(67,190)

Own credit adjustments
Balance at beginning of year	8,307	22,248
Own credit adjustments	(890)	(1,699)

Balance at end of period	7,417	20,549

Balance at end of period	6,373	(67,443)

Common stock held in treasury
Balance at beginning of year	(154,114)	(100,627)
Repurchases of common stock	(9,931)	(41,327)
Sales of common stock	0	0
Common stock issued to employees	1,453	1,584

Balance at end of period	(162,592)	(140,370)

Total NHI shareholders’ equity

Balance at end of period	2,800,777	2,707,878

Noncontrolling interests
Balance at beginning of year	47,974	64,142
Cash dividends	(655)	(305)
Net income attributable to noncontrolling interests	1,997	1,787
Accumulated other comprehensive income attributable to noncontrolling interests	450	419
Purchase / sale of subsidiary shares, net	—	15,422
Other net change in noncontrolling interests	(4,533)	(1,168)

Balance at end of period	45,233	80,297

Total equity
Balance at end of period	¥2,846,010	¥2,788,175

(1) Dividends per share	Three months ended September 30, 2018	¥3.00	Three months ended September 30, 2019	¥15.00

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2018	2019
Cash flows from operating activities:
Net income (loss)	¥(2,523)	¥197,250
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	28,725	32,227
(Gain) loss on investments in equity securities	(988)	755
(Gain) loss on investments in subsidiaries and affiliates(1)	6,837	(73,272)
Deferred income taxes	13,266	(16,854)
Changes in operating assets and liabilities:
Time deposits	125,764	(6,185)
Deposits with stock exchanges and other segregated cash	10,864	3,584
Trading assets and private equity investments	(550,706)	(3,474,941)
Trading liabilities	132,477	661,651
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,037,613)	3,221,071
Securities borrowed, net of securities loaned	1,743,470	(152,421)
Other secured borrowings	1,471	(95,701)
Loans and receivables, net of allowance for doubtful accounts	453,972	(413,567)
Payables	267,740	131,808
Bonus accrual	(76,482)	(32,577)
Accrued income taxes, net	(7,291)	(20,395)
Other, net(1)	(107)	5,231

Net cash provided by (used in) operating activities	108,876	(32,336)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(139,702)	(89,011)
Proceeds from sales of office buildings, land, equipment and facilities	143,245	105,999
Proceeds from sales of investments in equity securities	183	1,749
Decrease (increase) in loans receivable at banks, net	(14,137)	61,263
Decrease (increase) in non-trading debt securities, net	38,103	(10,210)
Decrease in investments in affiliated companies, net(1)	863	160,792
Other, net(1)	(113)	(3,075)

Net cash provided by investing activities	28,442	227,507

Cash flows from financing activities:
Increase in long-term borrowings	1,065,772	1,030,587
Decrease in long-term borrowings	(846,050)	(1,024,362)
Increase in short-term borrowings, net	216,403	118,633
Increase (decrease) in deposits received at banks, net	25,507	(117,824)
Proceeds from sales of common stock held in treasury	174	140
Payments for repurchases of common stock held in treasury	(9,933)	(41,328)
Payments for cash dividends	(37,326)	(9,930)
Contribution from noncontrolling interests	—	15,618

Net cash provided by (used in) financing activities	414,547	(28,466)

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	69,126	(29,223)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	620,991	137,482
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	2,354,868	2,687,132

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥2,975,859	¥2,824,614

Supplemental information:
Cash paid during the period for—
Interest	¥311,046	¥370,012
Income tax payments, net	¥10,659	¥43,291

(1)	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

Consolidated Statements of Cash Flows—(Continued) (UNAUDITED)

The following table presents a reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as reported within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Six months ended September 30
	2018	2019
Cash and cash equivalents reported in Cash and cash equivalents	¥2,975,414	¥2,824,181
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	¥445	¥433

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥2,975,859	¥2,824,614

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (UNAUDITED)

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (“Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, derivatives, and currencies on a global basis, and provides investment banking services such as the underwriting of debt and equity securities as well as mergers and acquisitions and financial advice.

The accounting and financial reporting policies of Nomura conform to U. S. generally accepted accounting principles (“U. S. GAAP”) as applicable to broker dealers. A summary of the significant accounting policies applied by Nomura within these interim consolidated financial statements is provided within in the notes to the consolidated financial statements of Nomura’s annual report on Form 20-F for the year ended March 31, 2019 as filed on June 25, 2019.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

New accounting pronouncements recently adopted—

No new accounting pronouncements relevant to Nomura were adopted during the three months ended September 30, 2019.

The following table presents a summary of major new accounting pronouncements relevant to Nomura which have been adopted during the three months ended June 30, 2019:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-02, “Leases”(1)

•  Replaces ASC 840 “Leases”, the current guidance on lease accounting, and revised the definition of a lease.

•  Requires all lessees to recognize a right of use asset and corresponding lease liability on balance sheet.

•  Lessor accounting is largely unchanged from current guidance.

•  Simplifies the accounting for sale leaseback and “build-to-suit” leases.

•  Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.

Modified retrospective adoption from April 1, 2019.(2)

¥169,277 million increase in Other Asset—Office buildings, land, equipment, and facilities, and ¥163,685 million increase in Other liabilities as a result of recognizing operating leases on the consolidated balance sheet as of April 1, 2019.

¥5,592 million increase in Retained earnings as of April 1, 2019 mainly due to changes in certain lease classifications.

(1)

As subsequently amended by ASU 2018-01 “Land Easement Practical Expedient for Transition to Topic 842”, ASU 2018-10 “Codification Improvements to Topic 842, Leases”, ASU 2018-11 “Leases (Topic 842): Targeted Improvements”, ASU 2018-20 “Leases (Topic 842): Narrow-Scope Improvements for Lessors”, and ASU 2019-01 “Leases (Topic 842): Codification Improvements.”

(2)	Nomura used certain practical expedients permitted by ASC 842 including adopting the new requirements through a cumulative-effect adjustment to retained earnings on adoption date.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Future accounting developments—

The following table presents a summary of major new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2020 and which may have a material impact on these financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”(1)

•  Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and other financing receivables which are not measured at fair value through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments, standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings.

•  The new model is based on lifetime current expected credit losses (CECL) measurement, to be initially recognized at the time an in-scope instrument is originated, acquired or issued.

•  Application of the new model generally results in earlier measurement of credit losses.

•  Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.

Modified retrospective adoption from April 1, 2020.(2)

•  A cross-functional steering committee has been set up to oversight the implementation of the ASU.

•  Nomura has substantially completed the development of the current expected credit loss models and is in the process of testing, validating and refining the models and data inputs.

•  New data points and reporting tools have also been established to comply with the enhanced disclosure requirements introduced by the ASU.

•  Risk methodology and accounting policies and other governance framework on the estimation, reporting and disclosure of allowance of current expected credit losses are in progress.

•  Nomura is currently evaluating the potential impact of the ASU.

(1)

As subsequently amended by ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, and ASU 2019-05 “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.”

(2)	Unless Nomura early adopts which is considered unlikely as of the date of these consolidated financial statements.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments is measured at fair value. Financial assets measured at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities measured at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets measured at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those measured at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2019 and September 30, 2019 within the fair value hierarchy.

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2019
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,392	¥1,065	¥13	¥—	¥2,470
Private equity investments(3)	—	—	26	—	26
Japanese government securities	1,987	—	—	—	1,987
Japanese agency and municipal securities	—	214	1	—	215
Foreign government, agency and municipal securities	2,650	1,544	5	—	4,199
Bank and corporate debt securities and loans for trading purposes	—	1,128	160	—	1,288
Commercial mortgage-backed securities (“CMBS”)	—	1	2	—	3
Residential mortgage-backed securities (“RMBS”)	—	2,761	3	—	2,764
Real estate-backed securities	—	—	69	—	69
Collateralized debt obligations (“CDOs”) and other(4)	—	55	19	—	74
Investment trust funds and other	349	53	1	—	403

Total trading assets and private equity investments	6,378	6,821	299	—	13,498

Derivative assets(5)
Equity contracts	1	806	44	—	851
Interest rate contracts	12	8,610	10	—	8,632
Credit contracts	2	500	31	—	533
Foreign exchange contracts	0	4,870	42	—	4,912
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(14,077)	(14,077)

Total derivative assets	16	14,786	127	(14,077)	852

Subtotal	¥6,394	¥21,607	¥426	¥(14,077)	¥14,350

Loans and receivables(6)	—	544	129	—	673
Collateralized agreements(7)	—	615	33	—	648
Other assets
Non-trading debt securities	138	323	—	—	461
Other(2)(3)	416	10	166	—	592

Total	¥6,948	¥23,099	¥754	¥(14,077)	¥16,724

Liabilities:
Trading liabilities
Equities	¥1,622	¥198	¥0	¥—	¥1,820
Japanese government securities	1,264	—	—	—	1,264
Japanese agency and municipal securities	—	3	—	—	3
Foreign government, agency and municipal securities	2,906	927	0	—	3,833
Bank and corporate debt securities	—	319	0	—	319
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(4)	—	3	—	—	3
Investment trust funds and other	121	42	—	—	163

Total trading liabilities	5,913	1,492	0	—	7,405

Derivative liabilities(5)
Equity contracts	1	867	52	—	920
Interest rate contracts	6	8,228	64	—	8,298
Credit contracts	3	422	39	—	464
Foreign exchange contracts	—	4,820	22	—	4,842
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(13,710)	(13,710)

Total derivative liabilities	11	14,337	177	(13,710)	815

Subtotal	¥5,924	¥15,829	¥177	¥(13,710)	¥8,220

Short-term borrowings(8)	—	332	31	—	363
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	291	—	—	291
Long-term borrowings(8)(10)(11)	11	3,024	535	—	3,570
Other liabilities(12)	276	22	0	—	298

Total	¥6,211	¥19,498	¥743	¥(13,710)	¥12,742

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2019
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,529	¥1,046	¥10	¥—	¥2,585
Private equity investments(3)	—	—	26	—	26
Japanese government securities	2,079	—	—	—	2,079
Japanese agency and municipal securities	—	129	1	—	130
Foreign government, agency and municipal securities	4,441	1,935	6	—	6,382
Bank and corporate debt securities and loans for trading purposes	—	1,113	177	—	1,290
Commercial mortgage-backed securities (“CMBS”)	—	0	2	—	2
Residential mortgage-backed securities (“RMBS”)	—	3,658	26	—	3,684
Real estate-backed securities	—	—	103	—	103
Collateralized debt obligations (“CDOs”) and other(4)	—	59	21	—	80
Investment trust funds and other	219	37	0	—	256

Total trading assets and private equity investments	8,268	7,977	372	—	16,617

Derivative assets(5)
Equity contracts	1	686	36	—	723
Interest rate contracts	33	11,158	23	—	11,214
Credit contracts	6	390	31	—	427
Foreign exchange contracts	0	4,369	36	—	4,405
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(15,809)	(15,809)

Total derivative assets	41	16,603	126	(15,809)	961

Subtotal	¥8,309	¥24,580	¥498	¥(15,809)	¥17,578

Loans and receivables(6)	—	623	116	—	739
Collateralized agreements(7)	—	561	12	—	573
Other assets
Non-trading debt securities	113	355	—	—	468
Other(2)(3)	355	135	179	—	669

Total	¥8,777	¥26,254	¥805	¥(15,809)	¥20,027

Liabilities:
Trading liabilities
Equities	¥1,463	¥219	¥0	¥—	¥1,682
Japanese government securities	1,382	—	—	—	1,382
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	3,069	1,175	0	—	4,244
Bank and corporate debt securities	—	305	1	—	306
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDOs”) and other(4)	—	2	2	—	4
Investment trust funds and other	199	30	0	—	229

Total trading liabilities	6,113	1,733	3	—	7,849

Derivative liabilities(5)
Equity contracts	0	902	20	—	922
Interest rate contracts	17	10,673	69	—	10,759
Credit contracts	4	381	54	—	439
Foreign exchange contracts	—	4,358	23	—	4,381
Commodity contracts	3	0	0	—	3
Netting	—	—	—	(15,585)	(15,585)

Total derivative liabilities	24	16,314	166	(15,585)	919

Subtotal	¥6,137	¥18,047	¥169	¥(15,585)	¥8,768

Short-term borrowings(8)	—	333	25	—	358
Payables and deposits(9)	—	1	7	—	8
Collateralized financing(7)	—	235	—	—	235
Long-term borrowings(8)(10)(11)	4	3,313	543	—	3,860
Other liabilities(12)	221	145	0	—	366

Total	¥6,362	¥22,074	¥744	¥(15,585)	¥13,595

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2019 and September 30, 2019, the fair values of these investments which are included in Trading assets and private equity investments were ¥36 billion and ¥30 billion, respectively. As of March 31, 2019 and September 30, 2019, the fair values of these investments which are included in Other assets—Others were ¥2 billion and ¥4 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(6)	Includes loans for which the fair value option has been elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(8)	Includes structured notes for which the fair value option has been elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option has been elected.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2019 and September 30, 2019, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Private equity investments—The determination of fair value of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfer and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Level 3 financial instruments

The valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2019 and September 30, 2019. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize how an increase in those significant unobservable valuation inputs to a different amount might result in a higher or lower fair value measurement at the reporting date and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value.

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥13	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity investments	26	Market multiples	EV/EBITDA ratios	7.7 x	7.7 x	Higher fair value	Not applicable

Foreign government, agency and municipal securities	5	DCF	Credit spreads Recovery rates	0.0 – 9.1% 4.0 – 36.0%	0.6% 31.6%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	160	DCF	Credit spreads Recovery rates	0.0 – 15.0% 0.0 – 99.1%	4.1% 72.2%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Loss severities	0.0 – 78.4% 6.5 – 15.0% 9.1 – 100.0%	13.2% 10.5% 81.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	69	DCF	Yields Loss severities	5.5 – 19.7% 0.0 – 55.2%	12.5% 6.6%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	19	DCF	Yields Prepayment rates Default probabilities Loss severities	2.7 – 19.0% 20.0% 1.0 – 2.0% 31.5 – 100.0%	13.1% 20.0% 2.0% 83.7%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥(8)	Option models	Dividend yield Volatilities Correlations	0.0 – 8.0% 6.7 – 74.2% (0.80) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(54)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.0 – 2.4% 10.6 – 15.2% 24.2 – 66.8 bp (0.76) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(8)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 21.4% 0.0 – 100.6% 16.2 – 83.0% 0.27 – 0.75	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	20	Option models	Interest rates Volatilities Volatilities Correlations	(0.4) – 2.4% 1.7 – 35.5% 209.0 – 245.0 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	129	DCF	Credit spreads	0.0 – 12.3%	3.6%	Lower fair value	Not applicable

Collateralized agreements	33	DCF	Repo rate	3.5 – 8.4%	7.0%	Lower fair value	Not applicable

Other assets
Other(6)	166	DCF	WACC Growth rates Liquidity discounts	10.2% 2.5% 10.0%	10.2% 2.5% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.7 – 13.8 x 8.9 – 32.4 x 0.3 – 2.7 x 10.0 – 50.0%	8.2 x 15.5 x 0.8 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	31	DCF/ Option models	Volatilities Correlations	6.7 – 54.5% (0.75) – 0.91	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	535	DCF/ Option models	Volatilities Volatilities Correlations	6.7 – 54.5% 32.5 – 60.9 bp (0.75) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	September 30, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥10	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity investments	26	DCF	WACC Growth rates Liquidity discounts	6.6 – 13.5% 0.8 – 1.0% 5.0 – 10.0%	9.1% 0.8% 6.8%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios Liquidity discounts	5.0 – 12.0 x 5.0%	10.5 x 5.0%	Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	6	DCF	Credit spreads Recovery rates	0.0 – 6.2% 4.0 – 14.0%	0.6% 13.1%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	177	DCF	Credit spreads Recovery rates	0.3 – 19.8% 0.0 – 85.0%	5.3% 68.6%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	26	DCF	Yields Prepayment rates Loss severities	0.0 – 226.4% 7.4 – 15.0% 0.4 – 100.0%	12.9% 10.1% 60.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	103	DCF	Loss severities	0.0 – 20.8%	8.7%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	21	DCF	Yields Prepayment rates Default probabilities Loss severities	9.0 – 20.0% 20.0% 2.0% 45.0 – 100.0%	14.0% 20.0% 2.0% 98.3%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	September 30, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥16	Option models	Dividend yield Volatilities Correlations	0.0 – 10.2% 10.8 – 69.5% (0.85) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(46)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	(0.2) – 1.7% 9.9 – 13.6% 25.2 – 96.3 bp (1.00) – 0.99	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(23)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 11.6% 0.0 – 99.9% 37.5 – 83.0% 0.29 – 0.68	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	13	Option models	Interest rates Volatilities Volatilities Correlations	(0.2) – 1.9% 1.8 – 26.8% 97.0 – 131.0 bp (0.18) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	116	DCF	Credit spreads Recovery rates	0.0 – 15.0% 98.0 – 100.0%	3.7% 98.7%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	12	DCF	Repo rate	4.9 – 6.1%	5.2%	Lower fair value	Not applicable

Other assets
Other(6)	179	DCF	WACC Growth rates Liquidity discounts	9.9% 2.5% 10.0%	9.9% 2.5% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.4 – 16.0 x 7.5 – 32.8 x 0.3 – 2.5 x 10.0 – 40.0%	8.8 x 14.3 x 0.7 x 30.1%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Collateralized debt obligations (“CDOs”) and other	2	DCF	Yields Prepayment rates Default probabilities Loss severities	13.3% 20.0% 2.0% 0.0%	13.3% 20.0% 2.0% 0.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Short-term borrowings	25	DCF/ Option models	Volatilities Correlations	10.8 – 59.6% (0.75) – 0.91	— —	Higher fair value Higher fair value	No predictable interrelationship

Payables and deposits	7	DCF/ Option models	Volatilities Volatilities Correlations	9.9 – 11.4% 31.1 – 58.3 bp 0.35 – 0.50	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	543	DCF/ Option models	Volatilities Volatilities Correlations	9.9 – 59.6% 31.1 – 79.1 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

(1)

Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)

The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(4)

The impact of an increase in the significant unobservable input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(5)

Consideration of the interrelationships between significant unobservable inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(6)	Valuation technique(s) and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as volatilities can be higher when interest rates are at extremely low levels, and also because volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges e.g. versus the U.S. Dollar while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the six and three months ended September 30, 2018 and 2019. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the six months ended September 30, 2018 and 2019, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Six months ended September 30, 2018
	Beginning balance as of six months ended September 30, 2018	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3	Transfers out of Level 3	Balance as of six months ended September 30, 2018
Assets:
Trading assets and private equity investments
Equities	¥21	¥0	¥—	¥2	¥(6)	¥—	¥1	¥3	¥(1)	¥20
Private equity investments	3	0	—	7	0	—	0	—	—	10
Japanese agency and municipal securities	1	0	—	—	0	—	—	—	—	1
Foreign government, agency and municipal securities	6	0	—	7	(10)	—	0	0	0	3
Bank and corporate debt securities and loans for trading purposes	139	4	—	50	(30)	—	7	16	(32)	154
Commercial mortgage-backed securities (“CMBS”)	2	0	—	1	(2)	—	—	0	—	1
Residential mortgage-backed securities (“RMBS”)	0	0	—	7	0	—	0	—	—	7
Real estate-backed securities	63	0	—	90	(66)	—	4	—	—	91
Collateralized debt obligations (“CDOs”) and other	24	1	—	29	(29)	—	2	5	(2)	30
Investment trust funds and other	1	0	—	3	(3)	—	0	—	—	1

Total trading assets and private equity investments	260	5	—	196	(146)	—	14	24	(35)	318

Derivatives, net(3)
Equity contracts	(1)	(10)	—	—	—	(4)	(1)	(3)	6	(13)
Interest rate contracts	(53)	(11)	—	—	—	(10)	1	6	14	(53)
Credit contracts	2	(2)	—	—	—	(1)	0	0	(1)	(2)
Foreign exchange contracts	27	(6)	—	—	—	1	2	—	1	25
Commodity contracts	—	0	—	—	—	—	0	—	—	0

Total derivatives, net	(25)	(29)	—	—	—	(14)	2	3	20	(43)

Subtotal	¥235	¥(24)	¥—	¥196	¥(146)	¥(14)	¥16	¥27	¥(15)	¥275

Loans and receivables	70	0	—	18	(11)	—	5	5	—	87
Collateralized agreements	5	0	—	—	—	—	0	6	—	11
Other assets
Other	169	1	—	2	0	—	8	0	—	180

Total	¥479	¥(23)	¥—	¥216	¥(157)	¥(14)	¥29	¥38	¥(15)	¥553

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥19	¥(20)	¥—	¥0	¥0	¥0	¥0
Bank and corporate debt securities	0	0	—	1	0	—	0	—	0	1
Collateralized debt obligations (“CDOs”) and other	0	—	—	—	0	—	0	—	—	—
Investment trust funds and other	0	—	—	0	0	—	0	0	0	0

Total trading liabilities	¥1	¥0	¥—	¥20	¥(20)	¥—	¥0	¥0	¥0	¥1

Short-term borrowings	17	(1)	0	28	(9)	—	1	16	(12)	42
Payables and deposits	(1)	0	—	0	0	—	—	—	—	(1)
Collateralized financing	3	—	—	—	(1)	—	1	—	—	3
Long-term borrowings	429	(3)	1	100	(46)	—	0	25	(49)	461
Other liabilities	1	0	—	0	(1)	—	0	0	—	0

Total	¥450	¥(4)	¥1	¥148	¥(77)	¥—	¥2	¥41	¥(61)	¥506

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30, 2019
	Beginning balance as of six months ended September 30, 2019	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3	Transfers out of Level 3	Balance as of six months ended September 30, 2019
Assets:
Trading assets and private equity investments
Equities	¥13	¥0	¥—	¥0	¥(1)	¥—	¥0	¥0	¥(2)	¥10
Private equity investments	26	2	—	0	(1)	—	(1)	—	—	26
Japanese agency and municipal securities	1	0	—	0	0	—	—	—	—	1
Foreign government, agency and municipal securities	5	0	—	16	(16)	—	0	2	(1)	6
Bank and corporate debt securities and loans for trading purposes	160	(1)	—	39	(60)	—	(6)	63	(18)	177
Commercial mortgage-backed securities (“CMBS”)	2	0	—	0	0	—	—	0	0	2
Residential mortgage-backed securities (“RMBS”)	3	(1)	—	33	(8)	—	0	—	(1)	26
Real estate-backed securities	69	4	—	106	(74)	—	(2)	—	—	103
Collateralized debt obligations (“CDOs”) and other	19	(5)	—	81	(74)	—	(1)	6	(5)	21
Investment trust funds and other	1	0	—	8	(9)	—	0	0	0	0

Total trading assets and private equity investments	299	(1)	—	283	(243)	—	(10)	71	(27)	372

Derivatives, net(3)
Equity contracts	(8)	7	—	—	—	0	0	3	14	16
Interest rate contracts	(54)	5	—	—	—	1	0	1	1	(46)
Credit contracts	(8)	(3)	—	—	—	(1)	0	(11)	0	(23)
Foreign exchange contracts	20	(13)	—	—	—	5	(1)	0	2	13
Commodity contracts	0	0	—	—	—	0	0	—	—	0

Total derivatives, net	(50)	(4)	—	—	—	5	(1)	(7)	17	(40)

Subtotal	¥249	¥(5)	¥—	¥283	¥(243)	¥5	¥(11)	¥64	¥(10)	¥332

Loans and receivables	129	1	—	43	(58)	—	(5)	21	(15)	116
Collateralized agreements	33	0	—	—	(26)	—	(1)	6	—	12
Other assets
Other	166	9	—	7	(1)	—	(2)	—	—	179

Total	¥577	¥5	¥—	¥333	¥(328)	¥5	¥(19)	¥91	¥(25)	¥639

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	0	0	—	1	0	—	0	—	—	1
Collateralized debt obligations (“CDOs”) and other	—	—	—	3	(1)	—	—	—	—	2
Investment trust funds and other	—	—	—	0	0	—	0	0	—	0

Total trading liabilities	¥0	¥0	¥—	¥4	¥(1)	¥—	¥0	¥0	¥0	¥3

Short-term borrowings	31	1	0	30	(30)	—	0	0	(5)	25
Payables and deposits	0	0	0	6	0	—	0	1	—	7
Long-term borrowings	535	1	1	136	(123)	—	(1)	37	(39)	543
Other liabilities	0	0	—	—	—	—	0	—	—	0

Total	¥566	¥2	¥1	¥176	¥(154)	¥—	¥(1)	¥38	¥(44)	¥578

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2018
	Beginning balance as of three months ended September 30, 2018	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3	Transfers out of Level 3	Balance as of three months ended September 30, 2018
Assets:
Trading assets and private equity investments
Equities	¥21	¥0	¥—	¥1	¥(3)	¥—	¥0	¥2	¥(1)	¥20
Private equity investments	9	0	—	1	0	—	0	—	—	10
Japanese agency and municipal securities	1	0	—	—	0	—	—	—	—	1
Foreign government, agency and municipal securities	5	0	—	2	(4)	—	0	0	0	3
Bank and corporate debt securities and loans for trading purposes	142	2	—	21	(6)	—	4	8	(17)	154
Commercial mortgage-backed securities (“CMBS”)	3	0	—	—	(2)	—	—	0	—	1
Residential mortgage-backed securities (“RMBS”)	1	0	—	6	0	—	0	—	—	7
Real estate-backed securities	63	0	—	46	(20)	—	2	—	—	91
Collateralized debt obligations (“CDOs”) and other	22	2	—	20	(18)	—	1	3	0	30
Investment trust funds and other	1	0	—	3	(3)	—	0	—	—	1

Total trading assets and private equity investments	268	4	—	100	(56)	—	7	13	(18)	318

Derivatives, net(3)
Equity contracts	(3)	(8)	—	—	—	1	(1)	(4)	2	(13)
Interest rate contracts	(64)	(3)	—	—	—	4	0	6	4	(53)
Credit contracts	3	(3)	—	—	—	(1)	0	0	(1)	(2)
Foreign exchange contracts	24	(2)	—	—	—	1	1	—	1	25
Commodity contracts	0	0	—	—	—	—	0	—	—	0

Total derivatives, net	(40)	(16)	—	—	—	5	0	2	6	(43)

Subtotal	¥228	¥(12)	¥—	¥100	¥(56)	¥5	¥7	¥15	¥(12)	¥275

Loans and receivables	87	1	—	9	(12)	—	2	—	—	87
Collateralized agreements	5	0	—	—	—	—	0	6	—	11
Other assets
Other	177	0	—	0	0	—	3	0	—	180

Total	¥497	¥(11)	¥—	¥109	¥(68)	¥5	¥12	¥21	¥(12)	¥553

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥9	¥(10)	¥—	¥0	¥0	¥0	¥0
Bank and corporate debt securities	0	0	—	1	0	—	0	—	0	1
Collateralized debt obligations (“CDOs”) and other	—	—	—	—	—	—	—	—	—	—
Investment trust funds and other	—	—	—	0	0	—	0	0	—	0

Total trading liabilities	¥1	¥0	¥—	¥10	¥(10)	¥—	¥0	¥0	¥0	¥1

Short-term borrowings	33	0	0	16	(5)	—	0	8	(10)	42
Payables and deposits	0	0	—	0	(1)	—	—	—	—	(1)
Collateralized financing	3	—	—	—	(1)	—	1	—	—	3
Long-term borrowings	461	2	1	61	(30)	—	0	11	(39)	461
Other liabilities	0	0	—	0	0	—	0	0	—	0

Total	¥498	¥2	¥1	¥87	¥(47)	¥—	¥1	¥19	¥(49)	¥506

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2019
	Beginning balance as of three months ended September 30, 2019	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3	Transfers out of Level 3	Balance as of three months ended September 30, 2019
Assets:
Trading assets and private equity investments
Equities	¥12	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥(2)	¥10
Private equity investments	26	1	—	0	(1)	—	0	—	—	26
Japanese agency and municipal securities	1	0	—	—	0	—	—	—	—	1
Foreign government, agency and municipal securities	6	0	—	7	(8)	—	0	1	0	6
Bank and corporate debt securities and loans for trading purposes	195	0	—	22	(41)	—	(1)	19	(17)	177
Commercial mortgage-backed securities (“CMBS”)	2	0	—	0	—	—	—	0	—	2
Residential mortgage-backed securities (“RMBS”)	3	0	—	31	(7)	—	0	—	(1)	26
Real estate-backed securities	80	1	—	64	(42)	—	0	—	—	103
Collateralized debt obligations (“CDOs”) and other	27	(3)	—	10	(10)	—	0	0	(3)	21
Investment trust funds and other	1	0	—	8	(8)	—	(1)	0	—	0

Total trading assets and private equity investments	353	(1)	—	142	(117)	—	(2)	20	(23)	372

Derivatives, net(3)
Equity contracts	2	4	—	—	—	0	0	0	10	16
Interest rate contracts	(54)	(4)	—	—	—	10	0	0	2	(46)
Credit contracts	(9)	(2)	—	—	—	(2)	0	(10)	0	(23)
Foreign exchange contracts	15	(6)	—	—	—	3	0	0	1	13
Commodity contracts	0	0	—	—	—	0	0	—	—	0

Total derivatives, net	(46)	(8)	—	—	—	11	0	(10)	13	(40)

Subtotal	¥307	¥(9)	¥—	¥142	¥(117)	¥11	¥(2)	¥10	¥(10)	¥332

Loans and receivables	126	0	—	33	(48)	—	0	21	(16)	116
Collateralized agreements	26	0	—	—	(16)	—	0	2	—	12
Other assets
Other	173	1	—	5	0	—	0	—	—	179

Total	¥632	¥(8)	¥—	¥180	¥(181)	¥11	¥(2)	¥33	¥(26)	¥639

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥—	¥—	¥0
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	1	0	—	0	0	—	0	—	—	1
Collateralized debt obligations (“CDOs”) and other	3	—	—	—	(1)	—	0	—	—	2
Investment trust funds and other	0	—	—	—	0	—	0	—	—	0

Total trading liabilities	¥4	¥0	¥—	¥0	¥(1)	¥—	¥0	¥—	¥—	¥3

Short-term borrowings	43	1	0	10	(25)	—	0	0	(2)	25
Payables and deposits	2	0	0	5	—	—	0	0	—	7
Long-term borrowings	556	2	1	68	(72)	—	0	12	(18)	543
Other liabilities	0	0	—	—	—	—	0	—	—	0

Total	¥605	¥3	¥1	¥83	¥(98)	¥—	¥0	¥12	¥(20)	¥578

(1)

Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the six and three months ended September 30, 2018 and 2019, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Six months ended September 30
	2018	2019
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(1)	¥0
Private equity investments	0	2
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	0	(6)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	(1)
Real estate-backed securities	1	0
Collateralized debt obligations (“CDOs”) and other	(5)	(3)
Investment trust funds and other	0	0

Total trading assets and private equity investments	(5)	(8)

Derivatives, net(2)
Equity contracts	(15)	5
Interest rate contracts	(15)	(5)
Credit contracts	(1)	(1)
Foreign exchange contracts	(6)	2
Commodity contracts	0	0

Total derivatives, net	(37)	1

Subtotal	¥(42)	¥(7)

Loans and receivables	1	1
Collateralized agreements	0	0
Other assets
Other	1	13

Total	¥(40)	¥7

Liabilities:
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	—	0
Bank and corporate debt securities	0	0

Total trading liabilities	¥0	¥0

Short-term borrowings	0	1
Payables and deposits	0	0
Long-term borrowings	5	7
Other liabilities	0	0

Total	¥5	¥8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30
	2018	2019
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(1)	¥0
Private equity investments	0	1
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	0	(3)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	(1)
Real estate-backed securities	1	0
Collateralized debt obligations (“CDOs”) and other	0	(2)
Investment trust funds and other	0	0

Total trading assets and private equity investments	0	(5)

Derivatives, net(2)
Equity contracts	(8)	5
Interest rate contracts	(3)	(4)
Credit contracts	(2)	0
Foreign exchange contracts	(2)	3
Commodity contracts	0	0

Total derivatives, net	(15)	4

Subtotal	¥(15)	¥(1)

Loans and receivables	0	0
Collateralized agreements	0	—
Other assets
Other	0	5

Total	¥(15)	¥4

Liabilities:
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	—	0
Bank and corporate debt securities	0	0

Total trading liabilities	¥0	¥0

Short-term borrowings	0	1
Payables and deposits	0	0
Long-term borrowings	7	5
Other liabilities	0	0

Total	¥7	¥6

(1)

Includes gains and losses reported within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Transfers into or out of Level 3 of the fair value hierarchy

Transfers out of Level 3

During the six months ended September 30, 2018, a total of ¥35 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥32 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spread and recovery rate valuation inputs became observable or less significant. During the same period, a total of ¥61 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥49 billion of Long-term borrowings, principally structured notes, and ¥12 billion of Short-term borrowings, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the six months ended September 30, 2018, the total amount of ¥20 billion of net derivative liabilities were transferred out of Level 3. This comprised ¥14 billion of net interest rate derivative liabilities which were transferred because certain interest rate, volatility and correlation valuation inputs became observable or less significant.

During the six months ended September 30, 2019, a total of ¥42 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥18 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spread and recovery rate valuation inputs became observable or less significant. ¥15 billion of Loans and receivables, which were transferred because certain credit spread and recovery rates became observable or less significant. During the same period, a total of ¥44 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥39 billion of Long-term borrowings, principally structured notes were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the six months ended September 30, 2019, the total amount of ¥17 billion of net derivative liabilities were transferred out of Level 3. This comprised ¥14 billion of net Equity contracts derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable or less significant.

During the three months ended September 30, 2018, a total of ¥18 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥17 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spread and recovery rate valuation inputs became observable or less significant. During the same period, a total of ¥49 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥39 billion of Long-term borrowings, principally structured notes, and ¥10 billion of Short-term borrowings, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the three months ended September 30, 2018, the total amount of net derivative liabilities which were transferred out of Level 3 was not significant.

During the three months ended September 30, 2019, a total of ¥39 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥17 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spread and recovery rate valuation inputs became observable or less significant. ¥16 billion of Loans and receivables, which were transferred because certain credit spread and recovery rates became observable or less significant. During the same period, a total of ¥20 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥18 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the three months ended September 30, 2019, the total amount ¥13 billion of net derivative liabilities were transferred out of Level 3. This comprised ¥10 billion of net Equity contracts derivative liabilities which were transferred because certain dividend yield volatility and correlation valuation inputs became observable or less significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Transfers into Level 3

During the six months ended September 30, 2018, a total of ¥35 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥16 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred was not significant. During the same period, a total of ¥41 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥25 billion of Long-term borrowings and ¥16 billion of Short-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings and Short-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the six months ended September 30, 2018, the total amount of net derivative assets which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the period when the transfer into Level 3 occurred was also not significant.

During the six months ended September 30, 2019, a total of ¥98 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥63 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant. ¥21 billion of Loans and receivables, which were transferred because certain credit spread became unobservable or more significant. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes and Loans and receivables which were recognized in the period when the transfer into Level 3 occurred was not significant. During the same period, a total of ¥38 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥37 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the period when the transfer into Level 3 occurred was not significant.

During the six months ended September 30, 2019, the total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the period when the transfer into Level 3 occurred was also not significant.

During the three months ended September 30, 2018, a total of ¥19 billion of financial assets (excluding derivative assets) were transferred into Level 3. The amount of gains and losses which were recognized in the quarter when the transfers into Level 3 occurred was not significant. During the same period, a total of ¥19 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥11 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the three months ended September 30, 2018, the total amount of net derivative assets which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the period when the transfer into Level 3 occurred was also not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

During the three months ended September 30, 2019, a total of ¥43 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥21 billion of Loans and receivables, which were transferred because certain credit spread and recovery rate valuation input became unobservable or more significant. ¥19 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Loans and receivables and Bank and corporate debt securities and loans for trading purposes which were recognized in the period when the transfer into Level 3 occurred was not significant. During the same period, a total of ¥12 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥12 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the three months ended September 30, 2019, the total amount ¥10 billion of net derivative liabilities were transferred into Level 3. The amount of gains and losses which were recognized in the period when the transfer into Level 3 occurred was not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2019 and September 30, 2019. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2019
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥16	¥—	Monthly	Same day-90 days
Venture capital funds	2	2	—	—
Private equity funds	17	10	—	—
Real estate funds	3	1	—	—

Total	¥38	¥13

	Billions of yen
	September 30, 2019
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥7	¥—	Monthly	Same day-90 days
Venture capital funds	2	1	—	—
Private equity funds	20	12	—	—
Real estate funds	5	1	—	—

Total	¥34	¥14

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value option for financial assets and financial liabilities

Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments” (“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and/or Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and straight bonds.

•

Structured deposits issued by certain subsidiary reported within Deposits received at banks. Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the six and three months ended September 30, 2018 and 2019.

	Billions of yen
	Six months ended September 30
	2018	2019
	Gains / (Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥0
Private equity investments	1	0
Loans and receivables	(1)	3
Collateralized agreements(3)	0	2
Other assets(2)	(1)	1

Total	¥(1)	¥6

Liabilities:
Short-term borrowings(4)	¥6	¥17
Collateralized financing(3)	(1)	(2)
Long-term borrowings(4)(5)	50	(106)
Other liabilities(6)	9	(4)

Total	¥64	¥(95)

	Billions of yen
	Three months ended September 30
	2018	2019
	Gains / (Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥0
Private equity investments	1	(1)
Loans and receivables	(1)	3
Collateralized agreements(3)	0	1
Other assets(2)	3	(7)

Total	¥3	¥(4)

Liabilities:
Short-term borrowings(4)	¥29	¥11
Collateralized financing(3)	(1)	(1)
Long-term borrowings(4)(5)	8	(39)
Other liabilities(6)	4	(3)

Total	¥40	¥(32)

(1)	Includes gains and losses reported primarily within Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

As of March 31, 2019 and September 30, 2019, Nomura held an economic interest of 39.52% and 39.91% in American Century Companies, Inc., respectively. The investment is measured at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques using a rate which incorporates observable changes in its credit spread.

The following table presents changes in the valuation adjustment for Nomura’s own credit worthiness applied to certain financial liabilities for which the fair value option has been elected recognized in other comprehensive income during the period and cumulatively, and amounts reclassified to earnings from accumulated other comprehensive income on early settlement of such financial liabilities during the six and three months ended September 30, 2018 and 2019.

	Billions of yen
	Six months ended September 30
	2018	2019
Changes recognized as a credit (debit) to other comprehensive income during the period	¥5	¥(5)
Credit (debit) amounts reclassified to earnings during the period	0	(1)
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	12	29

	Billions of yen
	Three months ended September 30
	2018	2019
Changes recognized as a credit (debit) to other comprehensive income during the period	¥(1)	¥(3)
Credit (debit) amounts reclassified to earnings during the period	0	0

As of March 31, 2019, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥0 billion more than the principal balance of such Loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥50 billion less than the principal balance of such Long-term borrowings. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of September 30, 2019, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥3 billion less than the principal balance of such Loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥11 billion less than the principal balance of such Long-term borrowings. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due.

Investment by Investment companies

Nomura carries all of investments by investment companies under ASC 946 “Financial Services—Investment Companies” at fair value, with changes in fair value recognized through the consolidated statements of income.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 16% of total assets as of March 31, 2019 and 19% as of September 30, 2019.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2019
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,202	¥1,723	¥1,897	¥579	¥6,401

	Billions of yen
	September 30, 2019
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,209	¥3,370	¥2,418	¥594	¥8,591

(1)

Other than above, there were ¥318 billion and ¥330 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2019 and September 30 2019, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2019 and September 30 2019.

	Billions of yen
	March 31, 2019(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,687	¥2,687	¥2,687	¥—	¥—
Time deposits	290	290	—	290	—
Deposits with stock exchanges and other segregated cash	285	285	—	285	—
Loans receivable(2)	2,542	2,541	—	1,941	600
Securities purchased under agreements to resell	13,195	13,195	—	13,162	33
Securities borrowed	4,112	4,111	—	4,111	—

Total	¥23,111	¥23,109	¥2,687	¥19,789	¥633

Liabilities:
Short-term borrowings	¥841	¥841	¥—	¥811	¥30
Deposits received at banks	1,393	1,393	—	1,393	—
Securities sold under agreements to repurchase	15,037	15,037	—	15,037	—
Securities loaned	1,230	1,230	—	1,230	—
Long-term borrowings	7,916	7,931	12	7,353	566

Total	¥26,417	¥26,432	¥12	¥25,824	¥596

	Billions of yen
	September 30, 2019(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,824	¥2,824	¥2,824	¥—	¥—
Time deposits	282	282	—	282	—
Deposits with stock exchanges and other segregated cash	274	274	—	274	—
Loans receivable(2)	2,717	2,717	—	2,110	607
Securities purchased under agreements to resell	14,135	14,135	—	14,124	11
Securities borrowed	4,102	4,102	—	4,102	—

Total	¥24,334	¥24,334	¥2,824	¥20,892	¥618

Liabilities:
Short-term borrowings	¥950	¥950	¥—	¥925	¥25
Deposits received at banks	1,252	1,252	—	1,245	7
Securities sold under agreements to repurchase	19,069	19,069	—	19,069	—
Securities loaned	1,092	1,092	—	1,092	—
Long-term borrowings	7,915	7,956	4	7,344	608

Total	¥30,278	¥30,319	¥4	¥29,675	¥640

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2019, goodwill allocated to the Wholesale segment was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

As of September 30, 2019, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged assets and liabilities through the consolidated statements of income within Interest expense or Revenue—Other.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other. All other movements in fair value of highly effective hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2019 and September 30, 2019. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2019
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,332	¥(11,602)	¥(1,507)	¥223

	Billions of yen
	September 30, 2019
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥14,811	¥(12,967)	¥(1,577)	¥267

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity through as of March 31, 2019 and September 30, 2019 a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

		Billions of yen
		March 31, 2019
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥45,721	¥851	¥920
Interest rate contracts	2,243,179	8,612	8,290
Credit contracts	35,343	533	464
Foreign exchange contracts	310,677	4,912	4,842
Commodity contracts	241	1	1

Total	¥2,635,161	¥14,909	¥14,517

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,002	¥20	¥—
Foreign exchange contracts	146	0	—

Total	¥1,148	¥20	¥—

Total derivatives	¥2,636,309	¥14,929	¥14,517

		Billions of yen
		September 30, 2019
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥29,567	¥723	¥922
Interest rate contracts	2,400,386	11,197	10,754
Credit contracts	14,380	427	439
Foreign exchange contracts	108,496	4,403	4,381
Commodity contracts	431	1	3

Total	¥2,553,260	¥16,751	¥16,499

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,021	¥17	¥0
Foreign exchange contracts	139	2	—

Total	¥1,160	¥19	¥0

Total derivatives	¥2,554,420	¥16,770	¥16,499

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(3)

As of March 31, 2019 and September 30, 2019, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Offsetting of derivatives

Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights, . This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC210-20”) and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets as of March 31, 2019 and September 30, 2019 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen		Billions of yen
	March 31, 2019		September 30, 2019
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥636	¥611	¥499	¥575
Exchange-traded	215	309	224	347
Interest rate contracts
OTC settled bilaterally	7,295	6,946	9,617	9,194
OTC centrally-cleared	1,327	1,341	1,564	1,543
Exchange-traded	10	3	33	17
Credit contracts
OTC settled bilaterally	355	283	221	238
OTC centrally-cleared	176	178	200	197
Exchange-traded	2	3	6	4
Foreign exchange contracts
OTC settled bilaterally	4,912	4,842	4,405	4,381
Commodity contracts
OTC settled bilaterally	—	—	0	0
Exchange-traded	1	1	1	3

Total gross derivative balances(2)	¥14,929	¥14,517	¥16,770	¥16,499
Less: Amounts offset in the consolidated balance sheets(3)	(14,077)	(13,710)	(15,809)	(15,585)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥852	¥807	¥961	¥914
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(115)	(86)	(122)	(192)

Net amount	¥737	¥721	¥839	¥722

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2019, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥277 billion and ¥374 billion, respectively. As of September 30, 2019, the gross balance of such derivative assets and derivative liabilities was ¥301 billion and ¥282 billion, respectively.

(3)

Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2019, Nomura offset a total of ¥1,259 billion of cash collateral receivables against net derivative liabilities and ¥1,626 billion of cash collateral payables against net derivative assets. As of September 30, 2019, Nomura offset a total of ¥1,487 billion of cash collateral receivables against net derivative liabilities and ¥1,711 billion of cash collateral payables against net derivative assets.

(4)

Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)

Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2019, a total of ¥140 billion of cash collateral receivables and ¥407 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of September 30, 2019, a total of ¥125 billion of cash collateral receivables and ¥489 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income for the six months ended September 30, 2018 and 2019 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Six months ended September 30
	2018	2019
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(38)	¥45
Interest rate contracts	40	72
Credit contracts	(64)	(104)
Foreign exchange contracts	(83)	(84)
Commodity contracts	22	2

Total	¥(123)	¥(69)

	Billions of yen
	Three months ended September 30
	2018	2019
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥59	¥47
Interest rate contracts	86	64
Credit contracts	(17)	(85)
Foreign exchange contracts	(65)	(78)
Commodity contracts	7	(1)

Total	¥70	¥(53)

(1)

Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(2)

Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the six and three months ended September 30, 2018 and 2019, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship and the related cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items as of March 31, 2019 and September 30, 2019.

	Billions of yen
Line items in the statement of financial position in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains/(losses) of fair value hedging adjustment included in the carrying amount of the hedged liabilities
	March 31, 2019	September 30, 2019	March 31, 2019	September 30, 2019
Long-term borrowings	¥1,019	¥1,037	¥(13)	¥(15)

Total	¥1,019	¥1,037	¥(13)	¥(15)

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within Interest expense and Revenue-Other, respectively together with the change in fair value of the hedged items.

The following table presents amounts included in the consolidated statements of income for the six months ended September 30, 2018 and 2019 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Six months ended September 30
	2018	2019
Derivatives designated as hedging instruments:
Interest rate contracts	¥0	¥(2)

Total	¥0	¥(2)

Hedged items:
Long-term borrowings	¥0	¥2

Total	¥0	¥2

	Billions of yen
	Three months ended September 30
	2018	2019
Derivatives designated as hedging instruments:
Interest rate contracts	¥(1)	¥(4)

Total	¥(1)	¥(4)

Hedged items:
Long-term borrowings	¥1	¥4

Total	¥1	¥4

Net investment hedges

Nomura designates foreign currency forwards, etc., as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges, except for the portion excluded from effectiveness assessment, is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following tables presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the six and three months ended September 30, 2018 and 2019.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30
	2018	2019
Hedging instruments:
Foreign exchange contracts	¥3	¥3

Total	¥3	¥3

	Billions of yen
	Three months ended September 30
	2018	2019
Hedging instruments:
Foreign exchange contracts	¥0	¥5

Total	¥0	¥5

(1)

The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the six months ended September 30, 2018 and 2019. The amount of gains (losses) was not significant during the three months ended September 30, 2018 and 2019.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2019 was ¥486 billion with related collateral pledged of ¥410 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2019 the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥3 billion.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of September 30, 2019 was ¥758 billion with related collateral pledged of ¥650 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of September 30, 2019 the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥0 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2019 and September 30, 2019.

	Billions of yen
	March 31, 2019
		Maximum potential payout/Notional					Notional
	Carrying value (Asset) / Liability(1)	Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(47)	¥9,206	¥2,346	¥3,402	¥2,469	¥989	¥6,555
Credit default indices	(117)	5,735	612	1,644	2,849	630	4,330
Other credit risk related portfolio products	14	231	31	82	115	3	165
Credit-risk related options and swaptions	—	—	—	—	—	—	—

Total	¥(150)	¥15,172	¥2,989	¥5,128	¥5,433	¥1,622	¥11,050

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2019
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(78)	¥8,416	¥2,137	¥2,775	¥2,630	¥874	¥5,871
Credit default indices	(158)	6,723	543	1,873	3,629	678	5,181
Other credit risk related portfolio products	15	258	7	89	151	11	193
Credit-risk related options and swaptions	0	12	—	—	12	—	6

Total	¥(221)	¥15,409	¥2,687	¥4,737	¥6,422	¥1,563	¥11,251

(1)

Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2019
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥520	¥915	¥2,537	¥3,411	¥1,439	¥384	¥9,206
Credit default indices	35	72	1,582	2,663	1,068	315	5,735
Other credit risk related portfolio products	—	—	1	139	25	66	231
Credit-risk related options and swaptions	—	—	—	—	—	—	—

Total	¥555	¥987	¥4,120	¥6,213	¥2,532	¥765	¥15,172

	Billions of yen
	September 30, 2019
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥451	¥939	¥2,480	¥2,890	¥1,275	¥381	¥8,416
Credit default indices	38	81	1,869	3,138	1,198	399	6,723
Other credit risk related portfolio products	—	—	1	159	34	64	258
Credit-risk related options and swaptions	—	—	—	—	12	—	12

Total	¥489	¥1,020	¥4,350	¥6,187	¥2,519	¥844	¥15,409

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a third party counterparty and a separate agreement with the same counterparty entered into in contemplation of the initial transfer through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps. These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings—Trading balances of secured borrowings in the consolidated balance sheets.

As of March 31, 2019 and September 30, 2019, there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

4. Revenue from services provided to customers

Revenues by types of service

The following table presents revenue earned by Nomura from providing services to customers by relevant line item in Nomura’s consolidated statement of income for the six and three months ended September 30, 2018 and September 30, 2019.

	Millions of yen
	Six months ended September 30
	2018	2019
Commissions	¥154,239	¥133,454
Fees from investment banking	43,078	49,576
Asset management and portfolio service fees	125,721	119,889
Other revenue	29,008	22,142

Total	¥352,046	¥325,061

	Millions of yen
	Three months ended September 30
	2018	2019
Commissions	¥74,783	¥65,254
Fees from investment banking	19,119	22,265
Asset management and portfolio service fees	62,740	59,926
Other revenue	15,552	11,401

Total	¥172,194	¥158,846

Amounts reported in Commissions is principally recognized from Trade execution and clearing services provided to the customers, and about half of which is reported in Retail Division and the remaining balance is mainly reported in Wholesale Division. Fees from investment banking is recognized from Financial advisory services as well as Underwriting and syndication services provided to the customers, and is predominantly reported in Wholesale Division and the remaining balance is mainly reported in Retail Division. Asset management and portfolio service fees is recognized from Asset management services provided to the customers, and is predominantly reported in Asset Management Division and the remaining balance is mainly reported in Retail Division. Other is primarily reported in Other segment.

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Trade execution and clearing services	• Buying and selling of securities on behalf of customers • Clearing of securities and derivatives on behalf of customers

•  Execution and clearing commissions recognized at a point in time, namely trade date.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Asset management services

•  Management of funds, investment trusts and other investment vehicles

•  Provision of investment advisory services

•  Distribution of fund units

•  Providing custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customers

•  Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are received are received every month, three months or six months.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The underlying contracts entered into by Nomura in order to provide the services described above typically do not have significant financing components within the contracts either provided to or from Nomura. If such components did exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain rights of return or similar features for the customer.

Customer contract balances

When Nomura or the customer performs in accordance with the terms of a customer contract, a customer contract asset, customer contract receivable or customer contract liability is recognized in Nomura’s consolidated balance sheet.

A customer contract asset represents accrued revenue recognized by Nomura for completing or partially completing a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditioned on something other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for providing the service. Both customer contract assets and customer contract receivables are reported in Receivables from Customers within Nomura’s consolidated balance sheet. A customer contract liability is any liability recognized in connection with a customer contract, including obligations to provide refunds and obligations to provide a service in the future for which consideration has already been received or is due to be received. Customer contract liabilities are reported in Payables to Customers within Nomura’s consolidated balance sheet.

The following table presents the balances of customer contract receivables, customer contract assets and customer contract liabilities in scope of ASC 606 “Revenue from Contracts with Customers” as of March 31, 2019 and September 30, 2019. The amount of Customer contract assets as of March 31, 2019 and September 30, 2019 was immaterial.

	Millions of yen
	March 31, 2019	September 30, 2019
Customer contract receivables	¥78,226	¥73,803
Customer contract liabilities(1)	4,971	3,490

(1)	Customer contract liabilities primarily represent rise from investment advisory services recognized in connection with the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2019 were recognized as revenue for the six months ended September 30, 2019. Nomura recognized ¥1,053 million and ¥307 million of revenue from performance obligations satisfied in previous periods for the six month ended September 30, 2018 and the three month ended September 30, 2018, respectively. Nomura recognized ¥480 million and ¥280 million of revenue from performance obligations satisfied in previous periods for the six month ended September 30, 2019 and the three month ended September 30, 2019, respectively.

Transaction price allocated to the remaining performance obligations

As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2019 and September 30, 2019.

Nomura retains no significant transactions for which individual estimated contract period exceeding one year. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.

Customer contract costs

As permitted by ASC 340 “Other Assets and Deferred Costs”, Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise be expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2019 and September 30, 2019 were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

5. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to enter into repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2019 and September 30, 2019, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2019
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥32,312	¥4,087	¥34,154	¥1,512
Less: Amounts offset in the consolidated balance sheets(2)	(19,117)	—	(19,117)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥13,195	¥4,087	¥15,037	¥1,512

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(11,445)	(2,580)	(10,443)	(1,198)
Cash collateral	(26)	—	—	—

Net amount	¥1,724	¥1,507	¥4,594	¥314

	Billions of yen
	September 30, 2019
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥31,757	¥4,054	¥36,691	¥1,444
Less: Amounts offset in the consolidated balance sheets(2)	(17,622)	—	(17,622)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥14,135	¥4,054	¥19,069	¥1,444

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(12,245)	(2,887)	(9,620)	(1,244)
Cash collateral	(25)	—	1	—

Net amount	¥1,865	¥1,167	¥9,450	¥200

(1)

Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2019, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥749 billion and ¥3,575 billion, respectively. As of March 31, 2019, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,398 billion and ¥209 billion, respectively. As of September 30, 2019, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥566 billion and ¥8,194 billion, respectively. As of September 30, 2019, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,036 billion and ¥171 billion, respectively.

(2)

Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

(3)

Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.

(4)

Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2019 and September 30, 2019. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2019
	Overnight and open(1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥14,657	¥15,827	¥2,031	¥1,302	¥337	¥34,154
Securities lending transactions	996	157	159	155	45	1,512

Total gross recognized liabilities(2)	¥15,653	¥15,984	¥2,190	¥1,457	¥382	¥35,666

	Billions of yen
	September 30, 2019
	Overnight and open(1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥13,545	¥18,483	¥2,466	¥1,976	¥221	¥36,691
Securities lending transactions	927	104	141	272	—	1,444

Total gross recognized liabilities(2)	¥14,472	¥18,587	¥2,607	¥2,248	¥221	¥38,135

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2019 and September 30, 2019. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2019
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥149	¥1,223	¥1,372
Japanese government, agency and municipal securities	742	—	742
Foreign government, agency and municipal securities	26,730	21	26,751
Bank and corporate debt securities	2,330	98	2,428
Commercial mortgage-backed securities (“CMBS”)	25	—	25
Residential mortgage-backed securities (“RMBS”)(1)	4,001	—	4,001
Collateralized debt obligations (“CDOs”) and other	162	—	162
Investment trust funds and other	15	170	185

Total gross recognized liabilities(2)	¥34,154	¥1,512	¥35,666

	Billions of yen
	September 30, 2019
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥171	¥1,333	¥1,504
Japanese government, agency and municipal securities	757	—	757
Foreign government, agency and municipal securities	28,921	5	28,926
Bank and corporate debt securities	2,042	87	2,129
Commercial mortgage-backed securities (“CMBS”)	26	—	26
Residential mortgage-backed securities (“RMBS”)(1)	4,588	—	4,588
Collateralized debt obligations (“CDOs”) and other	176	—	176
Investment trust funds and other	10	19	29

Total gross recognized liabilities(2)	¥36,691	¥1,444	¥38,135

(1)	Includes ¥3,860 billion as of March 31, 2019 and ¥4,501 billion as of September 30, 2019 of U.S. government sponsored agency mortgage pass-through securities and collateralized mortgage obligations.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2019 and September 30, 2019.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2019	September 30, 2019
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥46,924	¥46,148
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	38,551	37,199

Collateral pledged by Nomura

Nomura pledges firm-owned securities to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2019 and September 30, 2019.

	Millions of yen
	March 31, 2019	September 30, 2019
Trading assets:
Equities and convertible securities	¥135,927	¥136,948
Government and government agency securities	984,429	1,859,618
Bank and corporate debt securities	61,547	57,639
Commercial mortgage-backed securities (“CMBS”)	0	—
Residential mortgage-backed securities (“RMBS”)	2,535,244	3,334,785
Collateralized debt obligations (“CDOs”) and other(1)	42,607	14,459
Investment trust funds and other	14,926	8,674

	¥3,774,680	¥5,412,123

Non-trading debt securities	¥1,031	¥30
Investments in and advances to affiliated companies	¥501	¥612

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2019 and September 30, 2019.

	Millions of yen
	March 31, 2019	September 30, 2019
Loans and receivables	¥42,544	¥26,353
Trading assets and private equity	1,589,483	1,461,596
Office buildings, land, equipment and facilities	5,371	5,262
Non-trading debt securities	142,092	170,682
Other	151	96

	¥1,779,641	¥1,663,989

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the six and three months ended September 30, 2018, Nomura received cash proceeds from SPEs in new securitizations of ¥121 billion and ¥69 billion, respectively, and the associated gain (loss) on sale was not significant. For the six and three months ended September 30, 2019, Nomura received cash proceeds from SPEs in new securitizations of ¥118 billion and ¥41 billion, respectively, and the associated gain (loss) on sale was not significant. For the six and three months ended September 30, 2018, Nomura received debt securities issued by these SPEs with an initial fair value of ¥846 billion and ¥368 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥674 billion and ¥257 billion, respectively. For the six and three months ended September 30, 2019, Nomura received debt securities issued by these SPEs with an initial fair value of ¥918 billion and ¥328 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥637 billion and ¥272 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,488 billion and ¥4,359 billion as of March 31, 2019 and September 30, 2019, respectively. Nomura’s retained interests were ¥138 billion and ¥214 billion, as of March 31, 2019 and September 30, 2019, respectively. For the six and three months ended September 30, 2018, Nomura received cash flows of ¥10 billion and ¥5 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the six and three months ended September 30, 2019, Nomura received cash flows of ¥10 billion and ¥6 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura did not provide financial support to SPEs beyond its contractual obligations as of March 31, 2019 and September 30, 2019.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥138	¥—	¥138	¥138	¥0
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	0	0	0	0	0

Total	¥—	¥138	¥0	¥138	¥138	¥0

	Billions of yen
	September 30, 2019
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥208	¥—	¥208	¥208	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	6	6	0	6

Total	¥—	¥208	¥6	¥214	¥208	¥6

As of September 30, 2019, predominantly all of the retained interests held by Nomura were valued using observable prices.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2019	September 30, 2019
Assets
Trading assets
Loans	¥15	¥20

Liabilities
Long-term borrowings	¥15	¥20

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has an interest in a VIE that provides Nomura with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The power to make the most significant decisions may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura considers collateral management and servicing to represent the power to make the most significant decisions. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In these cases, Nomura focuses its analysis on decisions made prior to the initial closing of the transaction, and considers factors such as the nature of the underlying assets held by the VIE, the involvement of third party investors in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant decisions relating to these entities are shared with third party investors. In some cases, however, Nomura has consolidated such VIEs, for example, where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was not significant at inception of the transaction.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2019	September 30, 2019
Consolidated VIE assets
Cash and cash equivalents	¥20	¥14
Trading assets
Equities	780	738
Debt securities	426	483
CMBS and RMBS	43	41
Investment trust funds and other	5	5
Derivatives	17	15
Private equity investments	2	2
Office buildings, land, equipment and facilities	55	21
Other	71	23

Total	¥1,419	¥1,342

Consolidated VIE liabilities
Trading liabilities
Derivatives	¥23	¥18
Borrowings
Short-term borrowings	151	134
Long-term borrowings	884	904
Other	3	3

Total	¥1,061	¥1,059

Nomura continuously reassesses its initial evaluation of whether it is the primary beneficiary of a VIE based on current facts and circumstances as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by Nomura and by other parties, and the variable interests owned by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments and financial guarantees.

	Billions of yen
	March 31, 2019
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥29	¥—	¥29
Debt securities	109	—	109
CMBS and RMBS	2,654	—	2,654
Investment trust funds and other	153	—	153
Private equity investments	12	—	12
Loans	593	—	593
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	84

Total	¥3,561	¥—	¥3,645

	Billions of yen
	September 30, 2019
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥33	¥—	¥33
Debt securities	110	—	110
CMBS and RMBS	3,611	—	3,611
Investment trust funds and other	159	—	159
Private equity investments	12	—	12
Loans	783	—	783
Other	9	—	9
Commitments to extend credit and other guarantees	—	—	79

Total	¥4,717	¥—	¥4,796

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loans and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd. and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2019
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥565,603	¥—	¥565,603
Short-term secured margin loans	334,389	5,088	339,477
Inter-bank money market loans	1,699	—	1,699
Corporate loans	977,942	659,497	1,637,439

Total loans receivable	¥1,879,633	¥664,585	¥2,544,218

	Millions of yen
	September 30, 2019
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥504,274	¥—	¥504,274
Short-term secured margin loans	287,330	4,952	292,282
Inter-bank money market loans	1,251	—	1,251
Corporate loans	1,193,606	729,694	1,923,300

Total loans receivable	¥1,986,461	¥734,646	¥2,721,107

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases nor sales of loans receivable during the six and the three months ended September 30, 2018. During the same period, there were no significant reclassifications of loans receivable to trading assets.

There were no significant purchases nor sales of loans receivable during the six and the three months ended September 30, 2019. During the same period, there were no significant reclassifications of loans receivable to trading assets.

Allowance for credit losses

Management establishes an allowance for credit losses against loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for credit losses against loans, which is reported in the consolidated balance sheets within Allowance for doubtful accounts, comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience.

The specific component of the allowance reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior credit loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. Impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The general component of the allowance is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for credit losses against loans on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the total allowance for credit losses for the six and three months ended September 30, 2018 and 2019.

	Millions of yen
	Six months ended September 30, 2018
	Allowance for credit losses against loans					Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Subtotal
Opening balance	¥1,140	¥—	¥—	¥417	¥1,557	¥1,957	¥3,514
Provision for credit losses	1	360	—	—	361	23	384
Charge-offs	(94)	—	—	0	(94)	118	24
Other(1)	0	12	—	28	40	2	42

Ending balance	¥1,047	¥372	¥—	¥445	¥1,864	¥2,100	¥3,964

	Millions of yen
	Six months ended September 30, 2019
	Allowance for credit losses against loans					Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Subtotal
Opening balance	¥1,052	¥370	¥—	¥868	¥2,290	¥1,879	¥4,169
Provision for credit losses	127	—	—	1,629	1,756	117	1,873
Charge-offs	—	—	—	—	—	(4)	(4)
Other(1)	—	4	—	(35)	(31)	(8)	(39)

Ending balance	¥1,179	¥374	¥—	¥2,462	¥4,015	¥1,984	¥5,999

	Millions of yen
	Three months ended September 30, 2018
	Allowance for credit losses against loans					Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Subtotal
Opening balance	¥1,141	¥218	¥—	¥434	¥1,793	¥1,926	¥3,719
Provision for credit losses	—	138	—	0	138	12	150
Charge-offs	(94)	—	—	0	(94)	159	65
Other(1)	0	16	—	11	27	3	30

Ending balance	¥1,047	¥372	¥—	¥445	¥1,864	¥2,100	¥3,964

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	Three months ended September 30, 2019
	Allowance for credit losses against loans					Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Subtotal
Opening balance	¥1,052	¥373	¥—	¥844	¥2,269	¥1,914	¥4,183
Provision for credit losses	127	—	—	1,629	1,756	74	1,830
Charge-offs	—	—	—	—	—	(3)	(3)
Other(1)	—	1	—	(11)	(10)	(1)	(11)

Ending balance	¥1,179	¥374	¥—	¥2,462	¥4,015	¥1,984	¥5,999

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2019 and September 30, 2019.

	Millions of yen
	March 31, 2019
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥370	¥—	¥868	¥1,238
Evaluated collectively	1,052	—	—	—	1,052

Total allowance for credit losses	¥1,052	¥370	¥—	¥868	¥2,290

Loans by impairment methodology
Evaluated individually	¥2,792	¥166,148	¥1,699	¥976,096	¥1,146,735
Evaluated collectively	562,811	168,241	—	1,846	732,898

Total loans	¥565,603	¥334,389	¥1,699	¥977,942	¥1,879,633

	Millions of yen
	September 30, 2019
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥374	¥—	¥2,462	¥2,836
Evaluated collectively	1,179	—	—	—	1,179

Total allowance for credit losses	¥1,179	¥374	¥—	¥2,462	¥4,015

Loans by impairment methodology
Evaluated individually	¥2,878	¥148,167	¥1,251	¥1,193,388	¥1,345,684
Evaluated collectively	501,396	139,163	—	218	640,777

Total loans	¥504,274	¥287,330	¥1,251	¥1,193,606	¥1,986,461

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

As of March 31, 2019, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

As of September 30, 2019, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance for credit losses recognized. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2019, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

As of September 30, 2019, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amounts of TDRs which occurred during the six and three months ended September 30, 2018 and 2019 were not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the obligor. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of obligor’s creditworthiness.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2019 and September 30, 2019.

	Millions of yen
	March 31, 2019
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥149,048	¥127,309	¥—	¥54,545	¥330,902
Unsecured loans at banks	233,201	1,500	—	—	234,701
Short-term secured margin loans	—	—	—	334,389	334,389
Unsecured inter-bank money market loans	1,699	—	—	—	1,699
Secured corporate loans	474,305	439,156	—	4,025	917,486
Unsecured corporate loans	16,467	311	—	43,678	60,456

Total	¥874,720	¥568,276	¥—	¥436,637	¥1,879,633

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	September 30, 2019
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥147,283	¥144,041	¥—	¥54,803	¥346,127
Unsecured loans at banks	155,165	261	—	2,721	158,147
Short-term secured margin loans	—	—	—	287,328	287,328
Unsecured inter-bank money market loans	1,251	—	—	—	1,251
Secured corporate loans	691,697	426,881	4,179	4,152	1,126,909
Unsecured corporate loans	15,879	9,950	—	40,870	66,699

Total	¥1,011,275	¥581,133	¥4,179	¥389,874	¥1,986,461

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – more than that of ‘B range.’

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

8. Leases:

Nomura as lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2019 and September 30, 2019.

	Millions of yen
	March 31, 2019			September 30, 2019
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥2,771	¥(1,498)	¥1,273	¥3,045	¥(1,774)	¥1,271
Aircraft	55,130	(310)	54,820	20,965	(447)	20,518

Total	¥57,901	¥(1,808)	¥56,093	¥24,010	¥(2,221)	¥21,789

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.

Nomura recognized rental income of ¥1,285 million and ¥566 million for the six and three months ended September 30, 2018, respectively, and ¥1,735 million and ¥713 million for the six and three months ended September 30, 2019, respectively. These are included in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on non-cancellable operating leases as of September 30, 2019 were ¥19,077 million and these future minimum lease payments to be received are scheduled as below:

	Millions of yen
		Years of receipt
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥19,077	¥1,697	¥1,697	¥1,691	¥1,632	¥1,632	¥10,728

Nomura as lessee

Nomura enters into leases of office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee primarily under leases classified as operating leases under ASC 842 “Leases.” The amount of Right-of-use (“ROU”) asset for operating leases as of September 30, 2019 was ¥173,206 million and the amount of finance lease asset as of September 30, 2019 was not significant. ROU assets are reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets.

The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the six and three months ended September 30, 2019.

	Millions of yen	Millions of yen
	Three months ended September 30, 2019(1)	Six months ended September 30, 2019(1)
Lease expense:
Operating lease cost	¥11,944	¥23,889

Other income and expenses:
Gross sublease income(2)	¥1,306	¥2,717

(1)

Finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions for the six and three months ended September 30, 2019 were not significant.

(2)	Gross sublease income represents income from subleases separate from lease payments made by Nomura on the head lease as lessee.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Lease cash flow information

Lease payments made in cash in connection with operating leases are classified as an operating activity in the statement of cash flows.

The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating and finance lease liabilities for the six months ended September 30, 2019.

Millions of yen
Six months ended September 30, 2019
Operating cash flow for operating leases	¥24,123

The initial recognition of a ROU asset and lease liability on lease commencement date represents a noncash transaction. The following table presents the total amount of ROU assets and lease liabilities recognized for the six months ended September 30, 2019.

Millions of yen
Six months ended September 30, 2019
ROU assets recognized in connection with new operating leases	¥11,236

Maturity analysis of operating lease liabilities

The following table presents an analysis of future undiscounted lease payments to be made in connection with finance and operating leases entered into by Nomura as lessee by relevant reporting period in which the payment will be made during the remaining lease term and a reconciliation of total such lease payments to the discounted carrying value of lease liabilities recognized in the consolidated balance sheets as of September 30, 2019.

Millions of yen
September 30, 2019
Operating lease
Years of payment
Less than 1 year	¥42,442
1 to 2 years	30,725
2 to 3 years	23,584
3 to 4 years	22,152
4 to 5 years	20,630
More than 5 years	79,939

Total undiscounted lease payments	¥219,472
Less: Impact of discounting	(24,519)

Lease liabilities as reported in the consolidated balance sheets	¥194,953

The following table presents the weighted-average discount rate used to measure lease liabilities and weighted-average remaining lease term as of September 30, 2019.

September 30, 2019
Operating lease
Weighted-average discount rate used to measure lease liabilities	2.2%
Weighted-average remaining lease term	8.3 years

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

9. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2019 and as of September 30, 2019.

	Millions of yen
	March 31, 2019	September 30, 2019
Other assets—Other:
Securities received as collateral	¥282,656	¥351,592
Goodwill and other intangible assets	19,792	18,523
Deferred tax assets	15,026	13,228
Investments in equity securities for other than operating purposes	175,015	183,993
Prepaid expenses	14,544	16,227
Other	241,058	291,998

Total	¥748,091	¥875,561

Other liabilities:
Obligation to return securities received as collateral	¥282,656	¥351,592
Accrued income taxes	11,898	15,335
Other accrued expenses	401,408	344,787
Other(1)	162,905	304,588

Total	¥858,867	¥1,016,302

(1)	As a result of adopting ASU 2016-02 as of April 1, 2019, operating lease liabilities are presented through Other liabilities—Other. See Note 8 “Leases” for further information.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

10. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30
	2018	2019
Basic—
Net income (loss) attributable to NHI shareholders	¥(6,010)	¥194,407
Weighted average number of shares outstanding	3,394,856,369	3,301,269,085
Net income (loss) attributable to NHI shareholders per share	¥(1.77)	¥58.89

Diluted—
Net income (loss) attributable to NHI shareholders	¥(6,045)	¥194,363
Weighted average number of shares outstanding	3,390,540,890	3,370,803,851
Net income (loss) attributable to NHI shareholders per share	¥(1.78)	¥57.66

	Millions of yen except per share data presented in yen
	Three months ended September 30
	2018	2019
Basic—
Net income (loss) attributable to NHI shareholders	¥(11,233)	¥138,574
Weighted average number of shares outstanding	3,394,584,313	3,290,622,990
Net income (loss) attributable to NHI shareholders per share	¥(3.31)	¥42.11

Diluted—
Net income (loss) attributable to NHI shareholders	¥(11,251)	¥138,548
Weighted average number of shares outstanding	3,389,189,961	3,360,616,509
Net income (loss) attributable to NHI shareholders per share	¥(3.32)	¥41.23

Net income (loss) attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the six and the three months ended September 30, 2018 and 2019, arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted earnings per share (“EPS”) reflects the decrease in potential issuance of common shares arising from stock-based compensation plans issued by the Company and affiliates, which would have minimal impact on EPS for the six and the three months ended September 30, 2018.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans issued by the Company and affiliates, which would have minimal impact on EPS for the six and the three months ended September 30, 2019.

Antidilutive stock options and other stock-based compensation plans to purchase 99,204,100 common shares were not included in the computation of diluted EPS for the six and the three months ended September 30, 2018, respectively. Antidilutive stock options to purchase 15,496,600 common shares were not included in the computation of diluted EPS for the six and the three months ended September 30, 2019, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

11. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans of Japanese entities’ includes the following components.

	Millions of yen
	Six months ended September 30
	2018	2019
Service cost	¥5,429	¥6,057
Interest cost	1,090	906
Expected return on plan assets	(3,034)	(3,019)
Amortization of net actuarial losses	1,915	2,647
Amortization of prior service cost	(530)	(528)

Net periodic benefit cost	¥4,870	¥6,063

	Millions of yen
	Three months ended September 30
	2018	2019
Service cost	¥2,702	¥3,021
Interest cost	545	453
Expected return on plan assets	(1,517)	(1,510)
Amortization of net actuarial losses	957	1,323
Amortization of prior service cost	(265)	(264)

Net periodic benefit cost	¥2,422	¥3,023

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

12. Restructuring initiatives:

Nomura continues to experience a major structural shift such as a breakdown of the traditional investment banking business model, advances in digitization, and demographic shifts due to the shrinking population and aging society in Japan. To respond to the changing environment created by these shifts, Nomura implemented various restructuring initiatives during the year ended March 31, 2019 to swiftly reengineer its business platforms and change its business approach in order to achieve sustainable growth in any business environment. In particular, Nomura has restructured its management reporting framework to eliminate the concept of regions to minimize duplication between businesses and region, reduce the number of corporate functions, downscale unprofitable and low growth businesses and reduce its activities in EMEA.

As a result of these initiatives, Nomura recognized ¥10,348 million of severance costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income during the year ended March 31, 2019 and within Nomura’s Wholesale and Other segments. As of March 31, 2019, these costs were reported as liabilities within Other liabilities in the consolidated statements of financial position. Liabilities relating to these restructuring costs (including currency translation adjustments) were ¥1,705 million as of September 30, 2019 of which, ¥8,092 million were subsequently settled during the six months ended September, 2019.

Nomura also recognized ¥4,231 million of branch consolidation costs reported within Non-interest expenses—Occupancy and related depreciation in the consolidated statements of income during the six months ended September 30, 2019 and within Nomura’s Retail and Other segments. As of September 30, 2019, ¥2,767 million were reported as liabilities within Other liabilities.

The most part of changes is expected to be completed during the year ending March 31, 2020. However, the total costs to be incurred going forward are currently under evaluation.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

13. Income taxes:

For the six months ended September 30, 2018, the difference between the effective statutory tax rate of 31% and the effective tax rate of 117.9% was mainly due to non-taxable revenue whereas non-deductible expenses increased the effective tax rate.

For the three months ended September 30, 2018, the difference between the effective statutory tax rate of 31% and the effective tax rate of 2,077.8% was mainly due to non-taxable revenue whereas non-deductible expenses increased the effective tax rate.

For the six months ended September 30, 2019, the difference between the effective statutory tax rate of 31% and the effective tax rate of 3.0% was mainly due to non-taxable revenue whereas non-deductible expenses increased the effective tax rate.

For the three months ended September 30, 2019, the difference between the effective statutory tax rate of 31% and the effective tax rate of (9.2%) was mainly due to non-taxable revenue whereas non-deductible expenses increased the effective tax rate.

Non-taxable revenue includes approximately ¥51 billion and ¥50 billion of the tax effect from non-taxable dividend income from affiliated Nomura companies, including deemed dividend, during the six months period ended September 30, 2019 and three months period ended September 30, 2019 which decreased Nomura’s effective tax rate by 25.3% and 38.6%, respectively.

14. Other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Six months ended September 30, 2018
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(15,596)	¥54,170	¥6,962	¥61,132	¥45,536
Pension liability adjustment	(47,837)	1,172	85	1,257	(46,580)
Own credit adjustments	4,077	3,319	21	3,340	7,417

Total	¥(59,356)	¥58,661	¥7,068	¥65,729	¥6,373

(1)

Change in cumulative translation adjustments, net of tax in other comprehensive income (loss) for six months ended September 30, 2018 includes reclassification adjustment of ¥6,956 million for loss due to substantially complete liquidation of an investment in a foreign entity. The adjustment is recognized in Non-interest expenses-Other.

	Millions of yen
	Six months ended September 30, 2019
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥17,833	¥(39,259)	¥624	¥(38,635)	¥(20,802)
Pension liability adjustment	(71,107)	1,635	2,282	3,917	(67,190)
Own credit adjustments	24,224	(2,816)	(859)	(3,675)	20,549

Total	¥(29,050)	¥(40,440)	¥2,047	¥(38,393)	¥(67,443)

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	Three months ended September 30, 2018
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥16,263	¥22,368	¥6,905	¥29,273	¥45,536
Pension liability adjustment	(47,117)	494	43	537	(46,580)
Own credit adjustments	8,307	(924)	34	(890)	7,417

Total	¥(22,547)	¥21,938	¥6,982	¥28,920	¥6,373

(1)

Change in cumulative translation adjustments, net of tax in other comprehensive income (loss) for three months ended September 30, 2018 includes reclassification adjustment of ¥6,956 million for loss due to substantially complete liquidation of an investment in a foreign entity. The adjustment is recognized in Non-interest expenses-Other.

	Millions of yen
	Three months ended September 30, 2019
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(13,843)	¥(7,567)	¥608	¥(6,959)	¥(20,802)
Pension liability adjustment	(68,860)	119	1,551	1,670	(67,190)
Own credit adjustments	22,248	(1,663)	(36)	(1,699)	20,549

Total	¥(60,455)	¥(9,111)	¥2,123	¥(6,988)	¥(67,443)

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

15. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura.

	Millions of yen
	March 31, 2019	September 30, 2019
Commitments to extend credit	¥2,694,368	¥2,397,707
Liquidity facilities to central clearing counterparties	1,593,439	1,117,783
Commitments to invest	14,413	15,639

As of September 30, 2019, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥2,397,707	¥1,268,019	¥122,513	¥259,680	¥747,495
Liquidity facilities to central clearing counterparties	1,117,783	1,117,783	—	—	—
Commitments to invest	15,639	806	14	654	14,165

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of December 13, 2019, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥39 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million. On November 29, 2019, the parties reached an agreement in principle to resolve the matter for $34 million; appropriate documentation to memorialize the agreement and dismiss the action will be filed with the court.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, Nomura Home Equity Loan Inc. (“NHEL”), NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to the GSEs upon the GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries appealed the decision to the United States Court of Appeals for the Second Circuit and agreed, subject to the outcome of the appeal, to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million. On September 28, 2017, the Second Circuit affirmed the judgment of the district court. On March 12, 2018, the Company’s U.S. subsidiaries filed a petition for certiorari to the U.S. Supreme Court. On June 25, 2018, the U.S. Supreme Court denied the petition for certiorari. The judgment has been satisfied and the proceedings have been discontinued.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) was served on NIP. The claim is made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 434 million on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million on grounds similar to those in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.

On 8 November 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. The detailed reasoning for the verdict (including the rationale for the penalties imposed) is expected to be released in the next few months at which point NIP will consider all its options, including any appeal. The penalties will not be enforceable until all appeals have been concluded. Given the limited amount of information available to Nomura at this time, the Company is unable to estimate whether the amounts referred to above represent the reasonably possible maximum loss in respect of these matters. Until the detailed reasoning of the court is received, such amounts represent the only available quantifiable basis of potential loss at this stage even though they may not necessarily represent the eventual outcome in respect of these matters.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees do not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP is vicariously liable to pay the fines imposed on its former employees. NIP has paid the fines and appealed the decision to the Milan Court of Appeal.

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim related to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleged that NIP failed to comply with its duties under an advisory agreement and sought to recover approximately EUR 35 million in damages. On December 20, 2017, NIP entered into a settlement agreement with the Municipality pursuant to which the Municipality withdrew its proceedings against NIP. The proceedings have since been discontinued.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other third parties in respect of government, supranational, sub-sovereign and agency debt securities trading. These investigations relate to various matters including certain activities of NIP in Europe for which NIP and the Company have received a Statement of Objections from the European Commission (“Commission”) which reflects the Commission’s initial views around certain historical conduct. NIP and NSI are also defendants to class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. NIP and NSI are also defendants to a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law. Additionally, NIP and NSI have been served with a separate class action complaint filed in the United States Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for European government bonds.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages and interest.

In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleges that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and seeks reimbursement of those payments.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.33 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses.

On February 8, 2018 for the action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and on December 25, 2018 for the action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions between 2006 and 2012, NSC entered into settlement agreements with the relevant parties and each proceeding has since been discontinued.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In February 2018, a determination was made that there would be an early redemption of the NEXT NOTES S&P500 VIX Short-Term Futures Inverse Daily Excess Return Index ETN (“Product”), and with respect to matters such as losses that occurred due to this early redemption for clients who purchased the Product, in terms of claims such as mediation procedures before the Non-Profit Organization, Financial Instruments Mediation Assistance Center (“FINMAC”) and lawsuits (“Claims”), where there has been an indication of a decision that NSC has a certain amount of responsibility, NSC has been carryings out compensation of losses on this basis. Currently, a considerable number of clients have filed Claims and it is expected that it will be necessary to continue to carry out compensation of losses on the basis of the Claim for the purpose of resolving this matter.

The United States Department of Justice (“DOJ”), led by the United States Attorney’s Office for the Eastern District of New York, investigated NHA; NAAC; NCCI; NHEL; NSI; Nomura America Mortgage Finance, LLC; and Nomura Asset Capital Corporation; (the Company’s U.S. subsidiaries) for possible civil claims against the Company’s U.S. subsidiaries under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 focusing on RMBS the Company’s U.S. subsidiaries sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company’s U.S. subsidiaries cooperated with the investigation and on October 15, 2018, the Company’s U.S. subsidiaries reached a settlement with DOJ pursuant to which the U.S. subsidiaries paid $480 million to resolve the matter.

The United States Securities and Exchange Commission (“SEC”) and the DOJ investigated past activities of several former employees of NSI in respect of commercial and residential mortgage-backed securities transactions. NSI entered into settlements with the SEC on July 15, 2019, concerning its supervision of certain former employees. Pursuant to the settlements, NSI paid penalties of $1.5 million to the SEC and deposited $25 million which will reimburse certain customers in connection with the related cases.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Cyber security incident

In June 2018, a foreign Nomura subsidiary experienced a spear phishing incident that resulted in the unauthorized access to the firm’s desktop network including client information, requiring us to immediately launch an internal investigation to assess and remediate the incident, notify the appropriate authorities of its occurrence and communicate with clients and other individuals whose data may have been impacted. As a result of this incident, Nomura may suffer financial loss through reputational damage, legal liability and enforcement actions and through the cost of additional resources to both remediate this incident and also to enhance and strengthen cybersecurity of other Nomura group companies. As the extent and potential magnitude of this incident have yet to be determined, the Company cannot provide an estimate of the reasonably possible loss in respect of this matter.

Administrative action by Financial Services Agency of Japan

On May 28, 2019, NSC received an administrative action (a business improvement order) from Financial Services Agency of Japan (“FSA”) in accordance with Article 51 of the Financial Instruments and Exchange Act of Japan (“FIEA”) due to NSC’s improper communication of information. On the same day, for the same reason, the Company also received an administrative action (a business improvement order) from FSA in accordance with Article 57-19 (1) of the FIEA. Because of such administrative action, NSC has lost some of business opportunities. On June 3, 2019, the Company and NSC submitted reports on their business improvement measures to FSA and the reports were accepted by FSA. However, there is a possibility that Nomura will continue to lose business opportunities due to the damage to our reputation and other causes, and the Company’s financial condition and business performance may be affected onward. However, it is difficult for the Company to reasonably estimate the financial impact at this moment.

Guarantees—

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2019		September 30, 2019
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)(2)	¥4,315,743	¥281,605,308	¥5,313,584	¥320,857,402
Standby letters of credit and other guarantees(3)	80	5,764	69	5,576

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	The amounts of collaterals held in connection with standby letters of credit and other guarantees are ¥2,481 million and ¥2,414 million as of March 31, 2019 and September 30, 2019, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of September 30, 2019.

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥5,313,584	¥320,857,402	¥101,417,655	¥92,669,685	¥36,971,321	¥89,798,741
Standby letters of credit and other guarantees	69	5,576	10	327	5,238	1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

16. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. The operating result of Merchant Banking Division is included in “Other.”

The accounting policies for segment information follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2018
Non-interest revenue	¥174,522	¥52,302	¥236,662	¥56,651	¥520,137
Net interest revenue	4,021	(1,532)	48,288	(16,931)	33,846

Net revenue	178,543	50,770	284,950	39,720	553,983
Non-interest expenses	146,403	31,574	287,459	75,373	540,809

Income (loss) before income taxes	¥32,140	¥19,196	¥(2,509)	¥(35,653)	¥13,174

Six months ended September 30, 2019
Non-interest revenue	¥154,373	¥61,597	¥271,558	¥184,486	¥672,014
Net interest revenue	3,149	(1,421)	44,626	(902)	45,452

Net revenue	157,522	60,176	316,184	183,584	717,466
Non-interest expenses	144,143	31,988	277,256	58,702	512,089

Income (loss) before income taxes	¥13,379	¥28,188	¥38,928	¥124,882	¥205,377

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2018
Non-interest revenue	¥83,857	¥25,455	¥121,965	¥29,514	¥260,791
Net interest revenue	1,853	(774)	25,695	(3,532)	23,242

Net revenue	85,710	24,681	147,660	25,982	284,033
Non-interest expenses	73,494	15,768	142,745	50,448	282,455

Income (loss) before income taxes	¥12,216	¥8,913	¥4,915	¥(24,466)	¥1,578

Three months ended September 30, 2019
Non-interest revenue	¥75,350	¥26,384	¥134,934	¥120,526	¥357,194
Net interest revenue	1,532	(708)	21,764	2,769	25,357

Net revenue	76,882	25,676	156,698	123,295	382,551
Non-interest expenses	71,621	15,630	137,777	29,866	254,894

Income (loss) before income taxes	¥5,261	¥10,046	¥18,921	¥93,429	¥127,657

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the major components of Income (loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30
	2018	2019
Net gain (loss) related to economic hedging transactions	¥(29,825)	¥19,837
Realized gain on investments in equity securities held for operating purposes	52	1,330
Equity in earnings of affiliates	15,155	16,274
Corporate items	(26,201)	(3,244)
Other(1)(2)	5,166	90,685

Total	¥(35,653)	¥124,882

	Millions of yen
	Three months ended September 30
	2018	2019
Net gain (loss) related to economic hedging transactions	¥(16,018)	¥7,043
Realized gain on investments in equity securities held for operating purposes	7	1,254
Equity in earnings of affiliates	8,536	8,009
Corporate items	(23,719)	(4,635)
Other(1)(2)	6,728	81,758

Total	¥(24,466)	¥93,429

(1)	Includes the impact of Nomura’s own creditworthiness.
(2)	Includes gain of ¥73,293 million from the sale of a part of Nomura Research Institute, Ltd. ordinary shares for the six and three months ended September 30, 2019.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Six months ended September 30
	2018	2019
Net revenue	¥553,983	¥717,466
Unrealized gain (loss) on investments in equity securities held for operating purposes	936	(2,085)

Consolidated net revenue	¥554,919	¥715,381

Non-interest expenses	¥540,809	¥512,089
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥540,809	¥512,089

Income before income taxes	¥13,174	¥205,377
Unrealized gain (loss) on investments in equity securities held for operating purposes	936	(2,085)

Consolidated income before income taxes	¥14,110	¥203,292

	Millions of yen
	Three months ended September 30
	2018	2019
Net revenue	¥284,033	¥382,551
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,111)	829

Consolidated net revenue	¥282,922	¥383,380

Non-interest expenses	¥282,455	¥254,894
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥282,455	¥254,894

Income before income taxes	¥1,578	¥127,657
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,111)	829

Consolidated income before income taxes	¥467	¥128,486

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Six months ended September 30
	2018	2019
Net revenue(1):
Americas	¥95,033	¥125,274
Europe	69,801	60,921
Asia and Oceania	19,916	33,257

Subtotal	184,750	219,452
Japan	370,169	495,929

Consolidated	¥554,919	¥715,381

Income (loss) before income taxes:
Americas	¥(23,260)	¥15,409
Europe	(16,799)	3,039
Asia and Oceania	201	22,172

Subtotal	(39,858)	40,620
Japan	53,968	162,672

Consolidated	¥14,110	¥203,292

	Millions of yen
	Three months ended September 30
	2018	2019
Net revenue(1):
Americas	¥41,931	¥52,735
Europe	34,181	30,091
Asia and Oceania	10,423	16,441

Subtotal	86,535	99,267
Japan	196,387	284,113

Consolidated	¥282,922	¥383,380

Income (loss) before income taxes:
Americas	¥(21,576)	¥1,143
Europe	(11,634)	(1,490)
Asia and Oceania	1,033	10,530

Subtotal	(32,177)	10,183
Japan	32,644	118,303

Consolidated	¥467	¥128,486

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	March 31, 2019	September 30, 2019
Long-lived assets:
Americas	¥50,829	¥87,788
Europe	56,821	57,480
Asia and Oceania	9,588	26,036

Subtotal	117,238	171,304
Japan	252,420	307,064

Consolidated	¥369,658	¥478,368

17. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of debt of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

18. Subsequent event:

Nomura entered into an agreement with Greentech Capital, LLC (“Greentech”), a leading M&A advisory boutique firm focused on supporting clients across sustainable technology and infrastructure, to acquire Greentech through the Company’s wholly owned subsidiary Nomura Holding America Inc. The transaction is expected to be closed on March 31, 2020, subject to certain conditions including relevant regulatory approvals. We do not expect the impact of the acquisition to be material on Nomura’s operating results and financial positions for the fiscal year ending March 31, 2020.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Nomura Holdings, Inc.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated balance sheet of Nomura Holdings, Inc. (the “Company”) as of September 30, 2019, the related consolidated statements of income, comprehensive income and changes in equity for the three and six-month periods ended September 30, 2019 and 2018, the related consolidated statements of cash flows for the six-month periods ended September 30, 2019 and 2018, and the related notes (collectively referred to as the “consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated June 25, 2019, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2019, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

December 13, 2019

Exhibit 15

December 13, 2019

The Shareholders and Board of Directors of

Nomura Holdings, Inc.

We are aware of the incorporation by reference in the Registration Statements (Form F-3 No. 333-229191 and Form S-8 No. 333-203049, No. 333-210471, No. 333-214267, No. 333-221128, No. 333-228585, No. 333-228586 and No. 333-231683) and related Prospectus of Nomura Holdings, Inc. of our report dated December 13, 2019 relating to the unaudited consolidated interim financial statements of Nomura Holdings, Inc. as of and for the quarter ended September 30, 2019 that are included in its Form 6-K dated December 13, 2019.

/s/ Ernst & Young ShinNihon LLC